SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of August 18, 2014, by and among Banro Corporation, a Canadian corporation, with headquarters located at 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, Canada M5X 1E3 (the "Company"), and the investors listed on the Schedule of Buyers attached hereto (individually, a "Buyer" and collectively, the "Buyers").

WHEREAS:

A. The Company and each Buyer is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Rule 903 of Regulation S ("Regulation S") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 Act") and, to the extent applicable, National Instrument 45-106 – Prospectus and Registration Exemptions under applicable Canadian securities laws.

B. The Company has authorized (i) a new series of Series A Priority Secured Notes of the Company, in substantially the form attached hereto as Exhibit A (the "Priority Notes") and (ii) a new series of Series B Parity Secured Notes of the Company, in substantially the form attached hereto as Exhibit A (the "Parity Notes").

C. Each Buyer wishes to purchase, and the Company wishes to sell, at the Initial Closing (as defined below) upon the terms and conditions stated in this Agreement, (i) that aggregate principal amount of Priority Notes set forth opposite such Buyer's name in column (3)(a) on the Schedule of Buyers attached hereto (which aggregate principal amount of Notes for all Buyers shall be $19,700,000) (the "Initial Priority Notes"), (ii) that aggregate principal amount of Parity Notes set forth opposite such Buyer's name in column (4)(a) on the Schedule of Buyers attached hereto (which aggregate principal amount of Notes for all Buyers shall be $8,000,000) (the "Initial Parity Notes," and together with the Initial Priority Notes, the "Initial Notes") and (iii) warrants, in substantially the form attached hereto as Exhibit B (the "Warrants"), representing the right to acquire that number of common shares of the Company, no par value (the "Common Shares") set forth opposite such Buyer's name in column (6) on the Schedule of Buyers (as exercised, collectively, the "Warrant Shares").

D. Subject to the terms and conditions set forth in this Agreement, each Buyer wishes to purchase, and the Company wishes to sell, at up to two Additional Priority Closings (as defined below) up to that aggregate principal amount of Priority Notes set forth opposite such Buyer's name in column (3)(b) on the Schedule of Buyers attached hereto (which aggregate principal amount of Priority Notes for all Buyers in all Additional Priority Closings shall be up to $7,300,000) (the "Additional Priority Notes"). In addition, in exchange for some or all of the Parity Notes, the Company may issue more Additional Priority Notes pursuant to the terms set forth in the Parity Notes.

E. Subject to the terms and conditions set forth in this Agreement, each Buyer wishes to purchase, and the Company wishes to sell, at the Additional Parity Closing (as defined below) up to that aggregate principal amount of Parity Notes set forth opposite such Buyer's name in column (4)(b) on the Schedule of Buyers attached hereto (which aggregate principal amount of Priority Notes for all Buyers shall be up to $500,000) (the "Additional Parity Notes" and together with the Additional Priority Notes, the "Additional Notes" and the Additional Notes together with the Initial Notes, the "Notes").

F. The Company issued 10% senior secured notes due 2017 under an indenture dated as of March 2, 2012 (as may be amended, restated, modified or supplemented from time to time, the "Indenture") among the Company, the guarantors named on the signature page thereto, and Equity Financial Trust Company as trustee and collateral agent.

G. In connection with the transactions pursuant to the Indenture, the Company entered into a collateral trust agreement dated as of March 2, 2012 (as may be amended, restated, modified or supplemented from time to time (the "Collateral Trust Agreement") among the Company, the initial guarantors named on the signature pages thereto, and Equity Financial Trust Company, as indenture trustee and collateral agent (in such capacity, and as such capacity is further broadened in the Collateral Trust Agreement, the "Collateral Agent").

H. The Collateral Trust Agreement sets forth the terms on which each Parity Lien Secured Party and each future Priority Lien Secured Party (as such terms are defined therein) appoint the Collateral Agent to act as the trustee for the present and future holders of the Parity Lien Obligations and Priority Lien Obligations (as such terms are defined therein), respectively, to receive, hold, maintain, administer and distribute any collateral delivered to the Collateral Agent and to enforce the collateral documents described in Schedule 1 (such documents as set forth in Schedule 1, as may be updated from time to time, are collectively the "Collateral Documents") and granted in favor of the Collateral Agent.

I. Upon compliance with the procedures set forth in Section 3.8 of the Collateral Trust Agreement, including the execution by the Priority Debt Representative (as defined in Section 4(p) below) of the collateral trust joinder in the form attached to the Collateral Trust Agreement and hereto as Exhibit H (the "Priority Joinder"), the Initial Priority Notes and the Additional Priority Notes will be designated as Priority Lien Debt (as such term is defined in the Collateral Trust Agreement) creating Priority Lien Obligations, will rank senior to all existing and future indebtedness of the Company and its Subsidiaries (as defined in Section 3(a)), including the Parity Lien Debt (as such term is defined in the Collateral Trust Agreement), and will be secured by a Priority Lien (as such term is defined in the Collateral Trust Agreement), on a pari passu basis with all existing Priority Lien Debt, in all of the current and future assets of the Company and its direct and indirect Subsidiaries, currently formed or formed in the future, as evidenced by the Collateral Documents.

J. Upon compliance with the procedures set forth in Section 3.8 of the Collateral Trust Agreement, including the execution by the Parity Debt Representative (as defined in Section 4(q) below) of the collateral trust joinder in the form attached to the Collateral Trust Agreement and hereto as Exhibit I (the " Parity Joinder" and together with the Priority Joinder, the "Joinders"), the Initial Parity Notes and the Additional Parity Notes will be Parity Lien Debt (as such term is defined in the Collateral Trust Agreement) creating Parity Lien Obligations, will rank senior to all existing and future indebtedness of the Company and its Subsidiaries other than the Priority Lien Debt, and will be secured by a Parity Lien (as such term is defined in the Collateral Trust Agreement), on a pari passu basis with all existing Parity Lien Debt, in all of the current and future assets of the Company and its direct and indirect Subsidiaries, currently formed or formed in the future, as evidenced by the Collateral Documents.

K. The Notes will be guaranteed by all direct and indirect Subsidiaries of the Company (other than those incorporated in Barbados), currently formed or formed in the future, as evidenced by a guarantee agreement, in the form attached hereto as Exhibit C (as amended or modified from time to time in accordance with its terms, the "Guarantee Agreement").

L. The Notes, the Warrants and the Warrant Shares collectively are referred to herein as the "Securities".

NOW, THEREFORE, the Company and each Buyer hereby agree as follows:

1. PURCHASE AND SALE OF NOTES AND WARRANTS.

(a) Purchase of Notes and Warrants.

(i) Subject to the satisfaction (or waiver by the party entitled to so waive) of the conditions set forth in Sections 6(a) and 7(a) below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Initial Closing Date (as defined below), (x) the principal amount of Initial Priority Notes as is set forth opposite such Buyer's name in column (3)(a) on the Schedule of Buyers, (y) the principal amount of Initial Parity Notes as is set forth opposite such Buyer's name in column (4)(a) on the Schedule of Buyers, and (z) that number of Warrants to acquire up to that number of Warrant Shares as is set forth opposite such Buyer's name in columns (5) and (6), respectively, on the Schedule of Buyers (the "Initial Closing").

(ii) Subject to the satisfaction (or waiver by the party entitled to so waive) of the conditions set forth in Sections 1(c), 6(b) and 7(b) below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on one or more Additional Priority Closing Dates (as defined below), up to the principal amount of Additional Priority Notes as is set forth opposite such Buyer's name in column (3)(b) on the Schedule of Buyers (each an "Additional Priority Closing").

(iii) Subject to the satisfaction (or waiver by the party entitled to so waive) of the conditions set forth in Sections 1(d), 6(b) and 7(b) below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Additional Parity Closing Date (as defined below), up to the principal amount of Additional Parity Notes as is set forth opposite such Buyer's name in column (4)(b) on the Schedule of Buyers (the "Additional Parity Closing" and together with the Additional Priority Closings, each an "Additional Closing", and each Additional Closing together with the Initial Closing, each a "Closing").

(b) Initial Closing Date. The date and time of the Initial Closing (the "Initial Closing Date") shall be 10:00 a.m., New York City time, on the date hereof (or such other date and time as is mutually agreed to by the Company and each Buyer) after notification of satisfaction (or waiver by the party entitled to so waive) of the conditions to the Initial Closing set forth in Sections 6 and 7 below, at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022, subject to the notification of the satisfaction (or waiver) of the conditions to the Initial Closing set forth in Sections 6(a) and 7(a) below.

(c) Additional Priority Closing Dates. Subject to the Company satisfying all of the applicable conditions set forth in Section 7(b) and the conditions contained in this Section 1(c), the Company may require the Buyers to purchase up to the principal amount of Additional Priority Notes as set forth opposite each such Buyer's name in column (3)(b) on the Schedule of Buyers as designated in a Company Additional Priority Closing Notice (as defined below), but not less than $1.5 million in aggregate principal amount for all Buyers at any Additional Priority Closing. The Company may exercise its right to effect an Additional Priority Closing under this Section 1(c) by delivering a written notice thereof by facsimile or electronic mail and overnight courier to all, but not less than all, of the Buyers (each a "Company Additional Priority Closing Notice" and the date all of the Buyers receive such notice is referred to as the "Company Additional Priority Closing Notice Date"). Without the prior written consent of the Required Holders, the Company may not deliver more than two (2) Company Additional Priority Closing Notices, nor may the aggregate principal amount of Additional Priority Notes to be issued at any Additional Priority Closings (together with any Additional Priority Notes issued at any prior Additional Priority Closing) exceed the principal amount of Additional Priority Notes set forth opposite each Buyer's name in column (3)(b) of the Schedule of Buyers. Each Company Additional Priority Closing Notice shall state the date on which such Additional Priority Closing shall occur, which date (i) shall not be later than twenty (20) Business Days, nor sooner than ten (10) Business Days, after the applicable Company Additional Priority Closing Notice Date and (ii) shall not be later than September 30, 2014. Contemporaneously with the delivery of each Company Additional Priority Closing Notice, the Company shall deliver to each Buyer all of the applicable closing deliverables contemplated pursuant to Section 7(b) to be held in escrow by the Buyers pending consummation of such Additional Priority Closing. If the Company delivers a Company Additional Priority Closing Notice and on or prior to the date scheduled for the applicable Additional Priority Closing as set forth in the applicable Company Additional Priority Closing Notice, the Company is no longer in compliance with all of the applicable closing conditions set forth in Section 7(b), the Company shall deliver a prompt written notice, but in any event within one (1) Business Day of the date of such non-compliance, to each of the Buyers indicating such non-compliance (each a "Non-Compliance Notice"). If the Company delivers a Non-Compliance Notice to the Buyers or, after the Company has delivered a Company Additional Priority Closing Notice, any Buyer has otherwise determined that the Company has not satisfied one or more applicable conditions to the applicable Additional Priority Closing set forth in Section 7(b), the Required Holders (as defined below) may elect, in their sole discretion, by written notice to the Company on or prior to October 6, 2014 (such notice by the Required Holders, a "Buyer Additional Priority Closing Notice" and the date the Company receives such notice is referred to as a "Buyer Additional Priority Closing Notice Date"), to waive any such condition or conditions, and may elect to purchase on behalf of all Buyers all or any portion of the Additional Priority Notes up to each Buyers pro rata portion of the maximum principal amount of Additional Priority Notes set forth in one or more Company Additional Priority Closing Notices. Each Buyer Additional Priority Closing Notice shall also set forth the date of the consummation of the applicable Additional Priority Closing, which shall not be less than three (3) Business Days nor more than ten (10) Business Days after the applicable Buyer Additional Priority Closing Notice Date. For the avoidance of doubt, if the Company is not in compliance with one or more applicable conditions of Section 7(b) hereof and the Required Holders have not delivered a Buyer Additional Priority Closing Notice, no Buyer shall have any obligation to purchase any Additional Priority Notes. The location of any Additional Priority Closing shall be at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022. If the Company is in compliance with all of the applicable provisions of Section 7(b) from the time of delivery of an Company Additional Priority Closing Notice through and including the date of the applicable Additional Priority Closing set forth in the applicable Company Additional Priority Closing Notice, the applicable Additional Priority Closing shall occur on the date set forth in the applicable Company Additional Priority Closing Notice, and, otherwise, subject to the satisfaction or waiver of the applicable conditions to closing set forth in Sections 6(b) and 7(b) hereof, such Additional Priority Closing shall occur on the date set forth in the applicable Buyer Additional Priority Closing Notice (such closing date, an "Additional Priority Closing Date").

(d) Additional Parity Closing Date. Subject to the Company satisfying all of the conditions set forth in Section 7(b) and the conditions contained in this Section 1(d), the Company may require the Buyers to purchase up to the principal amount of Additional Parity Notes as set forth opposite each such Buyer's name in column (4)(b) on the Schedule of Buyers as designated in the Company Additional Parity Closing Notice (as defined below). The Company may exercise its right to effect the Additional Parity Closing under this Section 1(d) by delivering a written notice thereof by facsimile or electronic mail and overnight courier to all, but not less than all, of the Buyers (the "Company Additional Parity Closing Notice" and the date all of the Buyers receive such notice is referred to as the "Company Additional Parity Closing Notice Date"). The Company Additional Parity Closing Notice shall state the date on which the Additional Parity Closing shall occur, which date (i) shall not be later than twenty (20) Business Days, nor sooner than ten (10) Business Days, after the Company Additional Parity Closing Notice Date and (ii) shall not be later than December 31, 2014. Contemporaneously with the delivery of the Company Additional Parity Closing Notice, the Company shall deliver to each Buyer all of the closing deliverables contemplated pursuant to Section 7(b) to be held in escrow by the Buyers pending consummation of the Additional Parity Closing. If the Company delivers a Company Additional Parity Closing Notice and on or prior to the date scheduled for the Additional Parity Closing as set forth in the Company Additional Parity Closing Notice, the Company is no longer in compliance with all of the closing conditions set forth in Section 7(b), the Company shall promptly deliver a Non-Compliance Notice, but in any event within one (1) Business Day of the date of such non-compliance, to each of the Buyers indicating such non-compliance. If the Company delivers a Non-Compliance Notice to the Buyers or, after the Company has delivered a Company Additional Parity Closing Notice, any Buyer has otherwise determined that the Company has not satisfied one or more conditions to the Additional Parity Closing set forth in Section 7(b), the Required Holders (as defined below) may elect, in their sole discretion, by written notice to the Company on or prior to January 5, 2015 (such notice by the Required Holders, a "Buyer Additional Parity Closing Notice" and the date the Company receives such notice is referred to as the "Buyer Additional Parity Closing Notice Date"), to waive any such condition or conditions, and may elect to purchase on behalf of all Buyers all or any portion of the Additional Parity Notes up to each Buyers pro rata portion of the maximum principal amount of Additional Parity Notes set forth in the Company Additional Parity Closing Notice. The Buyer Additional Parity Closing Notice shall also set forth the date of the consummation of the Additional Parity Closing, which shall not be less than three (3) Business Days nor more than ten (10) Business Days after the Buyer Additional Parity Closing Notice Date. For the avoidance of doubt, if the Company is not in compliance with one or more conditions of Section 7(b) hereof and the Required Holders have not delivered a Buyer Additional Parity Closing Notice, no Buyer shall have any obligation to purchase any Additional Parity Notes. The location of any Additional Parity Closing shall be at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022. If the Company is in compliance with all of the provisions of Section 7(b) from the time of delivery of the Company Additional Parity Closing Notice through and including the date of the Additional Parity Closing set forth in the Company Additional Parity Closing Notice, the Additional Parity Closing shall occur on the date set forth in the Company Additional Parity Closing Notice, and, otherwise, subject to the satisfaction or waiver of the conditions to closing set forth in Sections 6(b) and 7(b) hereof, the Additional Parity Closing shall occur on the date set forth in the applicable Buyer Additional Parity Closing Notice (such closing date, the "Additional Parity Closing Date" and together with each Additional Priority Closing Date, an "Additional Closing Date" and each Additional Closing Date together with the Initial Closing Date, each a "Closing Date").

(e) Purchase Price. The aggregate purchase price for the Initial Notes and the Warrants to be purchased by each Buyer at the Initial Closing (the "Initial Purchase Price") shall be the amount set forth opposite each Buyer's name in column (7) of the Schedule of Buyers. Each Buyer shall pay $1,000 for each $1,000 of principal amount of Initial Notes and related Warrants to be purchased by such Buyer at the Initial Closing. The Buyers and the Company mutually agree that the allocation of each $1,000 of Purchase Price between the Initial Notes and the Warrants shall be $50 allocated to the Warrants and $950 allocated to the Initial Notes, and neither the Buyers nor the Company shall take any position inconsistent with such allocation in any tax return or in any judicial or administrative proceeding in respect of taxes. The aggregate purchase price for Additional Notes to be purchased by each Buyer at each Additional Closing (the "Additional Purchase Price" and together with the Initial Purchase Price, the "Purchase Price") shall be $1,000 for each $1,000 of principal amount of Additional Notes to be purchased by such Buyer at such Additional Closing.

(f) Form of Payment – Initial Closing. On the Initial Closing Date, (i) each Buyer shall pay its applicable Initial Purchase Price to the Company for the Initial Notes and the Warrants to be issued and sold to such Buyer at the Initial Closing (less, in the case of Gramercy Distressed Opportunity Fund II LP ("Gramercy"), the amounts withheld pursuant to Section 4(g)), by wire transfer of immediately available funds in accordance with the Company's written wire instructions and (ii) the Company shall deliver to Gramercy Funds Management LLC on behalf of each Buyer (A) the Initial Priority Notes (allocated in the principal amounts as is set forth opposite such Buyer's name in column (3)(a) on the Schedule of Buyers) which such Buyer is then purchasing hereunder, (B) the Initial Parity Notes (allocated in the principal amounts as is set forth opposite such Buyer's name in column (4)(a) on the Schedule of Buyers) which such Buyer is then purchasing hereunder, and (C) the Warrants (allocated in the amounts as is set forth opposite such Buyer's name in column (5) on the Schedule of Buyers) which such Buyer is purchasing hereunder, in each case duly executed on behalf of the Company and registered in the name of such Buyer or its designee.

(g) Form of Payment – Additional Closings. On each Additional Closing Date, (i) each Buyer shall pay its applicable Additional Purchase Price to the Company for the Additional Notes to be issued and sold to such Buyer at such Additional Closing (less, in the case of Gramercy, the amounts withheld pursuant to Section 4(g)), by wire transfer of immediately available funds in accordance with the Company's written wire instructions and (ii) the Company shall deliver to Gramercy Funds Management LLC on behalf of each Buyer the applicable Additional Notes (allocated in the principal amounts as is set forth opposite such Buyer's name in columns (3)(b) and 4(b) on the Schedule of Buyers or such lesser principal amount as set forth in the applicable Company Additional Priority Closing Notice or the Company Additional Parity Closing Notice, as the case may be, or as such Buyer may elect to purchase in accordance with Section 1(c) or Section 1(d), as applicable, as the result of a delivery of a Non-Compliance Notice) which such Buyer is then purchasing hereunder, duly executed on behalf of the Company and registered in the name of such Buyer or its designee.

2. BUYER'S REPRESENTATIONS AND WARRANTIES. Each Buyer, severally and not jointly, represents and warrants with respect to only itself that:

(a) Reliance on Exemptions and Exclusions. Such Buyer understands that the Securities are being offered and sold to it (i) in reliance on the specific exclusion from the registration requirements of United States federal and state securities laws, as the case may be, provided by Rule 903 of Regulation S under the 1933 Act, and (ii) outside of Canada with reasonable steps taken to ensure that the Securities come to rest outside of Canada, and that the Company is relying in part upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exclusion, to ensure the offer and sale of the Securities is effected outside Canada and to determine the eligibility of such Buyer to acquire the Securities. Accordingly, each Buyer represents and warrants that such Buyer is acquiring the Notes and Warrants in an "offshore transaction" as defined in Regulation S (an "Offshore Transaction") and is not a "U.S. person" as defined in Regulation S (a "U.S. Person"), a resident of any province of Canada or acquiring the Securities for the account or benefit of, or for resale to a U.S. Person or a resident of any province of Canada. Each Buyer acknowledges and agrees that the Warrants may be exercised only in an "Offshore Transaction" by a person that is not a U.S. Person or exercising the Warrants on behalf of a U.S. Person (or, for the period described in the legends contemplated by Section 3(rr), on behalf of a resident of any province of Canada) unless, in the case of an exercise by or on behalf of a U.S. Person, an exemption from registration under the 1933 Act is available and the Company has received an opinion of counsel to such effect in form and substance reasonably satisfactory to it.

(b) Transfer or Resale. Such Buyer is acquiring the Notes and Warrants in offshore transactions in accordance with Rule 903 of Regulation S and understands that: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws; and (ii) such Buyer agrees that if it decides to offer, sell or otherwise transfer any of the Notes or Warrants or Warrant Shares, such Notes and Warrants or Warrant Shares, may be offered, sold or otherwise transferred only: (A) to the Company or any of its Subsidiaries; (B) outside the United States in accordance with Regulation S under the 1933 Act and within Canada in compliance with Applicable Securities Laws (and, including, without limitation, the legends contemplated by Section 3(rr)) or elsewhere in compliance with local laws; or (C) within the United States (1) pursuant to an effective registration statement under the 1933 Act, (2) in accordance with an exemption from registration under the 1933 Act provided by Rule 144 or Rule 144A thereunder, if available, and in compliance with any applicable state securities laws or (3) in a transaction that does not require registration under the 1933 Act or applicable state securities laws. Notwithstanding the foregoing, but subject to compliance with Applicable Securities Laws, the Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document (as defined below), including, without limitation, this Section 2(b). For purposes of this Agreement, (i) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof, (ii) "Applicable Securities Laws" means, collectively, the applicable securities legislation and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the provinces and territories of Canada, their respective regulations, rulings, rules, orders and prescribed forms thereunder, the applicable published policy statements issued by the respective provincial securities regulators (each, a "Securities Commission") thereunder and the applicable securities laws of the United States to the extent the context requires, and (iii) "United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

(c) Validity; Enforcement. This Agreement and the other Transaction Documents to which such Buyer is a party have been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

(d) No Conflicts. The execution, delivery and performance by such Buyer of this Agreement and the other Transaction Documents to which such Buyer is a party and the consummation by such Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.

(e) Placement Agents. Such Buyer has not engaged any placement agent or other agent in connection with the sale of the Securities and there is no other Person acting or purporting to act at the request of such Buyer who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the transactions contemplated herein.

(f) Own Account. Each Buyer is purchasing the Notes and Warrants as principal for its own account and not for the benefit of any other Person.

(g) Residency. Such Buyer is a resident of that jurisdiction specified below its address on the Schedule of Buyers.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to each of the Buyers that:

(a) Organization and Qualification. (i) The Company is up to date in all filings under the Canada Business Corporations Act (the "CBCA") and Applicable Securities Laws. The Company and the Company's "Subsidiaries" (which for purposes of this Agreement means any entity in which the Company, directly or indirectly, owns more than 50% of the share capital or equity or similar interests) are entities duly organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which they are formed. The Company and its Subsidiaries have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Company and its Subsidiaries is duly qualified as a foreign entity to do business and, to the extent legally applicable, is in good standing (if applicable) in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect. Without limitation to the foregoing, the Company and its Subsidiaries have complied with all public filing requirements required to be filed under the laws of the Democratic Republic of the Congo ("DRC") in relation to the Subsidiaries, the Material Properties and the Material Permits. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, individually or taken as a whole, or on the transactions contemplated hereby or in the other Transaction Documents (as defined in Section 3(b)) or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company or any Subsidiary to perform its obligations under the Transaction Documents.

(ii) The Company has no Subsidiaries except as set forth on Schedule 3(a). As used herein, (a) "Material Permit" means each of the 13 exploitation permits relating to the Company's Twangiza, Namoya, Lugushwa and Kamituga properties, and each of the Company's 14 exploration permits, in each case as described in the Company's Annual Information Form for the financial year ended December 31, 2013; and (b) "Material Properties" means the material mineral properties and projects of the Company and Subsidiaries, more particularly set out in Schedule "A" hereto, including, without limitation, the material mineral properties known as the Twangiza, Lugushwa, Namoya and Kamituga projects, and each a "Material Property".

(b) Authorization; Enforcement; Validity. The Company has the requisite power and authority, to the extent it is a party thereto or bound thereby, to enter into and perform its obligations under this Agreement, the Notes, the Warrants, the Irrevocable Transfer Agent Instructions (as defined in Section 5(b)), the Guarantee Agreement, the Joinders, the Lock-Up Agreements (as defined in Section 7(a)(xxii)), the Collateral Documents and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents") and the Company has the requisite power and authority to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Company, to the extent it is a party thereto or bound thereby, and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Notes and the Warrants, and the reservation for issuance and the issuance of the Warrant Shares issuable upon exercise of the Warrants have been duly authorized by the Company's Board of Directors and no further filing, consent, or authorization is required by the Company, its Board of Directors or its shareholders (other than such filings required under Applicable Securities Laws and the approval of the Toronto Stock Exchange ("TSX") and NYSE MKT LLC ("NYSE MKT", and together with TSX, the "Principal Markets"). This Agreement and the other Transaction Documents, to the extent the Company is a party thereto, have been duly executed and delivered by the Company, and constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies. Each of the Subsidiaries party to any of the Transaction Documents has the requisite power and authority to enter into and perform its obligations under such Transaction Documents. The execution and delivery by the Subsidiaries party to any of the Transaction Documents of such Transaction Documents and the consummation by such Subsidiaries of the transactions contemplated thereby have been duly authorized by such Subsidiaries' respective boards of directors (or other applicable governing body) and (other than filings as may be required by state securities agencies or similar agencies) no further filing, consent, or authorization is required by such Subsidiaries, their respective boards of directors (or other applicable governing body) or shareholders (or other applicable owners of equity of such Subsidiaries). The Transaction Documents to which any of the Subsidiaries are parties have been duly executed and delivered by such Subsidiaries, and constitute legal, valid and binding obligations of such Subsidiaries, enforceable against them in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

(c) Issuance of Securities. The issuance of the Notes and the Warrants are duly authorized by the board of directors of the Company and, upon issuance in accordance with the terms of the Transaction Documents, shall be validly issued and free from all taxes, liens and charges with respect to the issue thereof. As of Initial Closing, a number of Common Shares shall have been duly authorized and reserved for issuance which equals or exceeds the maximum number of Warrant Shares issuable pursuant to the Warrants (without taking into account any limitations or adjustments on the exercise of the Warrants set forth in the Warrants). As of the date hereof, there are an unlimited number of Common Shares authorized and unissued. Upon exercise of the Warrants in accordance with the terms of the Warrants, the Warrant Shares will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. Assuming the accuracy of each of the representations and warranties and performance of each of the undertakings set forth in Section 2 of this Agreement and compliance with the terms of this Agreement and the Warrants in connection with the exercise thereof, the offer and issuance by the Company of the Securities is not required to be registered under the 1933 Act and is exempt from the prospectus and registration requirements of Applicable Securities Laws of Canada.

(d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and any of its Subsidiaries party to any of the Transaction Documents and the consummation by the Company and any of its Subsidiaries of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes and the Warrants and reservation for issuance and issuance of the Warrant Shares) will not (i) result in a violation of any memorandum of association, certificate or articles of incorporation, certificate of formation, bylaws, any certificate of designations or other constituent documents of the Company or any of its Subsidiaries, any share capital of the Company or any of its Subsidiaries or the articles of association or bylaws of the Company or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws or Applicable Securities Laws of Canada and regulations and the rules and regulations of either Principal Market applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected).

(e) Consents. Neither the Company nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof, except for the following: (i) the filing by the Company of a listing application and a notice for acceptance of a private placement for the Warrant Shares with the Principal Markets, which shall be done pursuant to the rules of the Principal Markets and (ii) any notices or filings required to be given or made with the Principal Markets which have been or will be given or made on a timely basis by the Company. All consents, authorizations, orders, filings and registrations which the Company or any of its Subsidiaries is required to obtain prior to the issuance of the Initial Notes and the Warrants have been obtained or effected on or prior to the Initial Closing Date, and the Company and its Subsidiaries are unaware of any facts or circumstances that might prevent the Company or any of its Subsidiaries from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Company is not in violation of the listing requirements of either Principal Market and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Common Shares in the foreseeable future. The issuance by the Company of the Securities shall not have the effect of delisting or suspending the Common Shares from either Principal Market.

(f) Acknowledgment Regarding Buyer's Purchase of Securities. The Company acknowledges and agrees that each Buyer is acting solely in the capacity of an arm's length purchaser in relation to the Company with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer's purchase of the Securities. The Company further represents to each Buyer that the Company's decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

(g) Placement Agent's Fees. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for persons engaged by any Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby, if any, in connection with the sale of the Securities. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, attorney's fees and out-of-pocket expenses) arising in connection with any such claim. Neither the Company nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the sale of the Securities and there is no Person acting or purporting to act at the request of the Company or any of its Subsidiaries that is entitled to any brokerage, agency or other advisory or similar fee in connection with the transactions contemplated hereby, other than Mining Research Group Inc., which are getting an advisory fees. The Company shall be responsible for all fees and expenses of Mining Research Group Inc.

(h) No Integrated Offering. None of the Company, its Subsidiaries, any of their affiliates, or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or Applicable Securities Laws, whether through integration with prior offerings or otherwise, or caused this offering of the Securities to be integrated with any prior offerings by the Company or any of its Subsidiaries or that would require approval of shareholders of the Company for purposes of the 1933 Act, Applicable Securities Laws or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated. None of the Company, its Subsidiaries, their affiliates or any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or Applicable Securities Laws or cause the offering of the Securities to be integrated with other offerings for purposes of any such applicable shareholder approval provisions.

(i) [Intentionally Omitted]

(j) Application of Takeover Protections; Rights Agreement. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under its articles, bylaws or any other constating documents or the laws of the jurisdiction of its formation which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Securities and any Buyer's ownership of the Securities. Except for the Shareholders Rights Plan Agreement dated as of April 29, 2005 between the Company and Equity Financial Trust Company (formerly Equity Transfer Services Inc.), as rights agent, as amended June 27, 2008, June 29, 2011 and June 27, 2014 (the "Rights Plan"), a copy of which has been made available to the Buyers, the Company has not adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company or any of its Subsidiaries. The Company confirms that as a result of the Exchange Caps described in Section 1(f) of the Warrants and Section 4(s)(iii)(G) of the Securities Purchase Agreement, dated as of February 28, 2014 by and among the Company, Twangiza (Barbados) Limited and Namoya (Barbados) Limited and the investors party thereto, no Buyer is, and as a result of Closing, shall not become an "Acquiring Person" under and for purposes of such Rights Plan, and accordingly no "Flip-In Event" under the Rights Plan shall occur by reason of or in connection with the Closing.

(k) SEC-CSA Documents; Financial Statements. Except as disclosed in Schedule 3(k), during the two (2) years prior to the date hereof, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC and the Canadian Securities Administrators (the "CSA") pursuant to the reporting requirements of the 1934 Act and the Applicable Securities Laws (all of the foregoing filed prior to the date hereof, and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC-CSA Documents"). The Company has delivered to the Buyers or their respective representatives true, correct and complete copies of the SEC-CSA Documents not available on the EDGAR system or the System for Electronic Document Analysis and Retrieved maintained by the CSA ("SEDAR"). As of their respective filing dates, the SEC-CSA Documents complied in all material respects with the requirements of the 1934 Act and the Applicable Securities Laws and the rules and regulations of the SEC and the CSA promulgated thereunder applicable to the SEC-CSA Documents, and none of the SEC-CSA Documents, at the time they were filed with the SEC or the CSA, as applicable, contained or, as amended or supplemented, presently contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective filing dates, the financial statements of the Company included in the SEC-CSA Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC or the CSA with respect thereto as in effect as of the time of such filing. Such financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, consistently applied, during the periods involved ("IFRS") (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Buyers which is not included in the SEC-CSA Documents, including, without limitation, information referred to in this Agreement or in the disclosure schedules to this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading. The Company has not filed any confidential material change reports with any Securities Commission that is still maintained on a confidential basis.

(l) Absence of Certain Changes. Except as disclosed in Schedule 3(l), since December 31, 2013, there has been no material adverse change and no material adverse development in the business, assets, properties, operations, condition (financial or otherwise), results of operations or prospects of the Company or its Subsidiaries taken as a whole, other than as publicly disclosed. Except as disclosed in Schedule 3(l), since December 31, 2013, neither the Company nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $100,000 outside of the ordinary course of business or (iii) had capital expenditures, individually or in the aggregate, in excess of $7,100,000 in respect of exploration capital expenditures, $43,300,000 in respect of development capital expenditures (net of pre-commercial production revenues), $7,200,000 in respect of ongoing capital expenditures and $1,700,000 in respect of fixed asset purchases. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact that would reasonably lead a creditor to do so. The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at each Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), "Insolvent" means, with respect to any Person, (i) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness (as defined in Section 3(s)), (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

(m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to occur with respect to the Company, its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Company under Applicable Securities Laws on a registration statement on Form F-10 filed with the SEC or a long form prospectus under Applicable Securities Laws of Canada relating to an issuance and sale by the Company of its Common Shares and which has not been publicly announced.

(n) Conduct of Business; Regulatory Permits. Neither the Company nor any of its Subsidiaries is in violation of any term of or in default under any certificate of designations or articles of amendment of any outstanding series of preference shares of the Company (if any), or any of their respective articles, bylaws or other constating documents, as applicable. Neither the Company nor any of its Subsidiaries, nor Delrand Resources Limited ("Delrand") is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation or other lawful requirements of any governmental or regulatory body applicable to the Company or any of its Subsidiaries or Delrand, as applicable, and neither the Company nor any of its Subsidiaries nor Delrand will conduct its respective business in violation of any of the foregoing, except for possible violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of either Principal Market and has no knowledge of any facts or circumstances that would reasonably lead to delisting or suspension of the Common Shares by either Principal Market in the foreseeable future. Except as set forth in Schedule 3(n), during the two (2) years prior to the date hereof, the Common Shares have been designated for quotation on the Principal Markets. Except as set forth in Schedule 3(n), during the two (2) years prior to the date hereof, (i) trading in the Common Shares has not been suspended by the SEC, the CSA or either Principal Market and (ii) the Company has received no communication, written or oral, from the SEC, the CSA or either Principal Market regarding the suspension or delisting of the Common Shares from either Principal Market. The Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, provincial or foreign regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. Neither the Company nor any of its Subsidiaries has received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the mining claims, concessions, licenses, leases or other instruments conferring mineral rights, including in respect of the Material Properties and the Material Permits.

(o) Foreign Corrupt Practices. Neither the Company, nor any of its Subsidiaries nor Delrand, nor any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries or Delrand has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries or Delrand(i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act, as amended, or any similar laws of any other jurisdiction applicable to the Company or any of its Subsidiaries or Delrand; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(p) Sarbanes-Oxley Act. The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002, as amended, that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof.

(q) Transactions With Affiliates. Except as set forth on Schedule 3(q), none of the officers, directors or employees of the Company or any of its Subsidiaries, or any known holder of more than 10 percent of any class of shares of the Company, is presently or at any time in the past two years has been a party to any transaction with the Company or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director, employee or shareholder or, to the knowledge of the Company or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, employee or shareholder has a substantial interest or is an officer, director, trustee or partner.

(r) Equity Capitalization. As of the date hereof, the authorized share capital of the Company consists of (i) an unlimited number of Common Shares, of which as of the date hereof, 252,100,672 Common Shares are issued and outstanding, 16,051,744 Common Shares are reserved for issuance pursuant to the Company's and its Subsidiaries' stock option and purchase plans and 9,135,000 Common Shares are reserved for issuance pursuant to securities (other than the aforementioned options, the Warrants and preferred shares of Twangiza (Barbados) Limited and Namoya (Barbados) Limited) exercisable or exchangeable for, or convertible into, Common Shares, and (ii) an unlimited number of preference shares, issuable in series, of which 116,000 Series A preference shares and 1,200,000 Series B preference shares are issued and outstanding as of the date hereof. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed above or in Schedule 3(r): (i) none of the Company's share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares or share capital of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries; (iii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound other than as disclosed in Schedule 3(s); (iv) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company or any of its Subsidiaries; (v) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act or under any Applicable Securities Laws of Canada; (vi) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (vii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (viii) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (ix) the Company and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC-CSA Documents but not so disclosed in the SEC-CSA Documents, other than those incurred in the ordinary course of the Company's or any of its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or would not be reasonably expected to have a Material Adverse Effect. The Company has furnished or made available to the Buyers true, correct and complete copies of the Company's and each Subsidiaries' articles, bylaws and other constating documents, in each case, as amended and as in effect on the date hereof, and the terms of all securities convertible into, or exercisable or exchangeable for Common Shares and the material rights of the holders thereof in respect thereto.

(s) Indebtedness and Other Contracts. Except as disclosed in Schedule 3(s), neither the Company nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company's officers, has or is expected to have a Material Adverse Effect. Schedule 3(s) provides a detailed description of the material terms of any such outstanding Indebtedness. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including, without limitation, "capital leases" in accordance with IFRS (other than trade payables entered into in the ordinary course of business consistent with past practice), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with IFRS, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; and (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

(t) Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by either Principal Market, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, the Common Shares or any of the Company's or its Subsidiaries' officers or directors, whether of a civil or criminal nature or otherwise, in their capacities as such, which individually or in the aggregate, if determined adversely to the Company or any of its Subsidiaries, could reasonably be expected to have a Material Adverse Effect.

(u) Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(v) Employee Relations.

(i)Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. The Company and its Subsidiaries believe that their relations with their employees are good. No executive officer of the Company or any of its Subsidiaries (as defined in Rule 501(f) of the 1933 Act) has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer's employment with the Company or any such Subsidiary. No executive officer of the Company or any of its Subsidiaries, to the knowledge of the Company or any of its Subsidiaries, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

(ii)The Company and its Subsidiaries are in compliance with all applicable federal, state, provincial, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary is aware of any existing or imminent conflict involving employees of any of their principal suppliers, or customers which could reasonably be expected to have a Material Adverse Effect.

(iii)Except as would not have a Material Adverse Effect, each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries (the "Employee Plans") has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Applicable Securities Laws. Except as would not have a Material Adverse Effect, all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal, state or provincial pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company and its Subsidiaries.

(w) Title. The Company and its Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except for Permitted Liens (as defined in the Indenture). Any real property and facilities held under lease by the Company and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

(x) Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, original works of authorship, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights and all applications and registrations therefor ("Intellectual Property Rights") necessary to conduct their respective businesses as now conducted. Except as set forth in Schedule 3(x), none of the Company's Intellectual Property Rights have expired or terminated or have been abandoned or are expected to expire or terminate or are expected to be abandoned, within three years from the date of this Agreement. Neither the Company nor any Subsidiary has any knowledge of any infringement by the Company or its Subsidiaries of Intellectual Property Rights of others. There is no claim, action or proceeding being made or brought, or to the knowledge of the Company or any of its Subsidiaries, being threatened, against the Company or any of its Subsidiaries regarding its Intellectual Property Rights. Neither the Company nor any of its Subsidiaries is aware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights.

(y) Environmental Laws. The Company and its Subsidiaries (i) are in compliance with any and all applicable Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all United States, Barbados and Canadian federal, state, provincial, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

(z) Subsidiary Rights. The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

(aa) Investment Company Status. The Company is not, and upon consummation of the sale of the Securities, and for so long any Buyer holds any Securities, will not be, an "investment company," a company controlled by an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended.

(bb) Tax Status. The Company and each of its Subsidiaries (i) has made or filed all U.S., Canadian, federal, state, provincial and foreign income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, and all such tax returns, reports and allocations are true and correct in all material respects, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. The Company and each of its Subsidiaries has withheld or collected all amounts in respect of taxes which it has been required to withhold or collect, and has remitted such amounts to the appropriate tax authority. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and none of the officers of the Company or any of its Subsidiaries know of any reasonable basis for any such claim.

(cc) Internal Accounting and Disclosure Controls. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the 1934 Act and Applicable Securities Laws) that it believes are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Company's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure. During the twelve months prior to the date hereof neither the Company nor any of its Subsidiaries has received any notice or correspondence from any accountant relating to any potential material weakness in any part of the system of internal accounting controls of the Company or any of its Subsidiaries.

(dd) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its 1934 Act filings or in its Information Record and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect. As used herein, "Information Record" means the Company's most recent annual information form and all information contained in any press release, material change report (excluding any confidential material change report), financial statements or other document of the Company that has been publicly filed by or on behalf of the Company on SEDAR pursuant to Applicable Securities Laws or otherwise.

(ee) Ranking of Notes. No Indebtedness of the Company or any of its Subsidiaries is senior to the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of the Company that is held by one or more Subsidiaries of the Company is senior or pari passu with the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

(ff) Shares Freely Tradable. The Warrant Shares will be freely tradable on the TSX from and after the date that is four months and one day after the Initial Closing Date.

(gg) Transfer Taxes. On each Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to each Buyer hereunder on such Closing Date will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

(hh) Manipulation of Price. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result, or that could reasonably be expected to cause or result, in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any of the Notes, the Warrants or the Warrant Shares.

(ii) Acknowledgement Regarding Buyers' Trading Activity. The Company acknowledges and agrees that (i) none of the Buyers has been asked to agree, nor has any Buyer agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or "derivative" securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) any Buyer, and counter-parties in "derivative" transactions to which any such Buyer is a party, directly or indirectly, presently may have a "short" position in the Common Shares, and (iii) each Buyer shall not be deemed to have any affiliation with or control over any arm's length counter-party in any "derivative" transaction. The Company further understands and acknowledges that, subject to applicable law, one or more Buyers may engage in hedging and/or trading activities at various times during the period that the Securities are outstanding and (b) such hedging and/or trading activities, if any, can reduce the value of the existing shareholders' equity interest in the Company both at and after the time the hedging and/or trading activities are being conducted. The Company acknowledges that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Notes, the Warrants or any of the documents executed in connection herewith.

(jj) U.S. Real Property Holding Corporation; Taxable Canadian Property. The Company is not, has never been, and so long as any Securities remain outstanding, shall not become, a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended and the Company shall so certify upon any Buyer's request. The Common Shares do not derive, for purposes of the Income Tax Act (Canada) as amended, more than 50 percent of its fair market value from one or any combination of (i) real or immoveable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties (as such terms are defined in the Income Tax Act (Canada), or (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii) whether or not such property exists.

(kk) Bank Holding Company Act. Neither the Company nor any of its Subsidiaries or affiliates is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA") and to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Neither the Company nor any of its Subsidiaries or affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(ll) No Additional Agreements. Neither the Company nor any of its Subsidiaries has any agreement or understanding with any Buyer with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.

(mm) Disclosure. Other than as contemplated to be disclosed by the Company in accordance with Section 4(i), the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. The Company understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Buyers regarding the Company, or any of its Subsidiaries, their business and the transactions contemplated hereby, including the disclosure schedules to this Agreement, furnished by or on behalf of the Company is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Company or any of its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed. The Company acknowledges and agrees that no Buyer makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2.

(nn) Shell Company Status. The Company is not, and has never been, an issuer identified in Rule 144(i)(1) of the 1933 Act.

(oo) Stock Option Plans. Each stock option granted by the Company was granted (i) in accordance with the terms of the applicable stock option plan of the Company and (ii) with an exercise price at least equal to the fair market value of the Common Shares on the date such stock option would be considered granted under IFRS and applicable law. No stock option granted under the Company's stock option plan has been backdated. The Company has not knowingly granted, and there is no and has been no policy or practice of the Company to knowingly grant, stock options prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

(pp) No Disagreements with Accountants and Lawyers. There are no material disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and there are no fees owed by the Company to any of its accountants or lawyers which could affect the Company's ability to perform any of its obligations under any of the Transaction Documents. In addition, on or prior to the date hereof, the Company had discussions with its accountants about its financial statements previously filed with the SEC and the CSA. Based on those discussions, the Company has no reason to believe that it will need to restate any such financial statements or any part thereof.

(qq) Regulation S. The (i) Notes are being offered and sold to the Buyers pursuant to an exemption from the registration requirements of the 1933 Act pursuant Category 1 of Rule 903 of Regulation S and (ii) Warrants are being offered and sold to the Buyers pursuant to an exemption from the registration requirements of the 1933 Act pursuant Category 2 of Rule 903 of Regulation S. The Company is a "foreign issuer" as defined in Regulation S and has "substantial U.S. market interest in its Common Shares as defined in Regulation S under the 1933 Act. Neither the issuer, any distributor, any of their respective affiliates, nor any Person acting on behalf of any of the foregoing has made or will make any "directed selling efforts" with respect to any of the Securities in the United States (as such terms are defined in Regulation S). No Notes or Warrants shall bear any restrictive legend restricting transfer referencing any U.S. securities laws. Assuming the Warrants are exercised (i) in a cashless exercise as provided in the Warrant, or (ii) in an "Offshore Transaction" and are not exercised by or on behalf of a U.S. Person, the Warrant Shares will not be "restricted securities" as defined in Rule 144 under the 1933 Act, and shall not bear any restrictive legend restricting transfer referencing any U.S. securities laws.

(rr) Canadian Legends. No Securities shall bear any restrictive legend referencing any Applicable Securities Laws of Canada, other than prior to the date that is four months and a day after the applicable Closing Date the legends set forth below:

(i) in respect of the Notes and the Warrants:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE APPLICABLE CLOSING DATE].

(ii) in respect of the Warrant Shares:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE APPLICABLE CLOSING DATE].

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON TSX.

(ss) Other Agreements. To the knowledge of the Company, except as referred to herein, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company or any of its Subsidiaries.

(tt) Material Properties; DRC Risks. The Company or one or more of its Subsidiaries are parties to valid and subsisting agreements, documents or instruments pursuant to which the Company or one or more of its Subsidiaries is the lawful registered and beneficial holder of the Material Properties. The licenses or concessions comprising the Material Properties are registered in the names of the material Subsidiaries as set out in Schedule "A" hereto. The representations in this section are subject to future risks arising out of possible changes in mining and/or investment policies in the DRC, to sovereign risk, and/or challenges which may arise in enforcing rights in the DRC ("DRC Risks") but, for the avoidance of doubt, are not subject to any risks for which comfort is given pursuant to the legal opinion to be provided by the Company's counsel in the DRC, in substantially the form of Exhibit E-3 attached hereto.

(uu) DRC Subsidiary Equityholders. Each holder of equity of a Subsidiary formed in the DRC that is an individual is a nominee under a declaration of trust solely in favor of the majority equity holder of such Subsidiary and does not have the unilateral right to revoke such declaration of trust.

(vv) Collateral Documents. The Company and each of the Subsidiaries hereby acknowledge, confirm and agree that each Collateral Document granted by the Company or any Subsidiary to and in favor of the Collateral Agent for the benefit of the Parity Lien Secured Parties and the Priority Lien Secured Parties, as security for the Parity Lien Obligations and the Priority Lien Obligations, respectively, continues to be in full force and effect, unamended, and enforceable against the Company and each such Subsidiary in accordance with their respective terms, and the security interests, assignments, mortgages, charges, hypothecations and pledges granted by the Company and each Subsidiary in favor of the Collateral Agent for the benefit of the Parity Lien Secured Parties and the Priority Lien Secured Parties continue to secure, apply and extend to all Parity Lien Obligations and Priority Lien Obligations, respectively, owing by the Company and each Subsidiary under the Notes.

4. COVENANTS.

(a) Best Efforts. Each party shall use its best efforts timely to satisfy each of the covenants and the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

(b) Securities Law Filings. The Company shall make all filings and reports relating to the offer and sale of the Securities required under Applicable Securities Laws following each Closing Date.

(c) Reporting Status. Until the date on which none of the Notes and Warrants are outstanding (the "Reporting Period"), the Company shall (i) timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would no longer require or otherwise permit such termination and (ii) timely file all reports with the CSA pursuant to the Applicable Securities Laws of Canada, and the Company will remain in good standing as a "reporting issuer" under Applicable Securities Laws of Canada. As used herein, "Investor" means a Buyer, any transferee or assignee thereof to whom a Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9(g) and any transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9(g) (in each case, including any transferee or assignee who acquires any Notes or Warrants and agrees to be bound by the provisions of this Agreement in accordance with Section 9(g)).

(d) Use of Proceeds. The Company will use, and will cause its Subsidiaries to use, the proceeds from the sale of the Securities solely as set forth on Schedule 4(d).

(e) Financial Information. The Company agrees to send the following to each Investor during the Reporting Period unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system or with the CSA through SEDAR and are available to the public through the SEDAR system, within one (1) Business Day after the filing thereof with the SEC or the CSA, as applicable: (i) a copy of its Annual Reports on Form 40-F, any Current Reports on Form 6-K (or any analogous reports under the 1934 Act) and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act and any annual reports, annual information forms (at such time as the Company is not exempt from the requirement to prepare and file same), annual and interim financial statements including management discussion and analysis, material change reports and any offering documents or amendments filed pursuant to Applicable Securities Laws, (ii) on the same day as the release thereof, facsimile or e-mailed copies of all press releases issued by the Company or any of its Subsidiaries, and (iii) copies of any notices and other information made available or given to the shareholders of the Company generally, including without limitation, any management information circular, contemporaneously with the making available or giving thereof to the shareholders. As used herein, "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or Toronto, Canada are authorized or required by law to remain closed.

(f) Listing. The Company shall promptly secure the listing approval of all of the Warrant Shares upon each national securities exchange and automated quotation system, if any, upon which the Common Shares are then listed (subject to official notice of issuance) and shall, so long as Notes or Warrants remain outstanding, maintain such listing of all Warrant Shares from time to time issuable under the terms of the Transaction Documents. So long as Notes or Warrants remain outstanding, the Company shall maintain the authorization for quotation of the Common Shares on the Principal Markets or on the TSX and any other Eligible Market (as defined in the Warrants) in the United States. Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on either Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

(g) Fees. The Company shall reimburse Gramercy (a Buyer) or its designee(s) (in addition to any other expense amounts paid to Gramercy or its counsel prior to the date of this Agreement) for all costs and expenses reasonably incurred by Gramercy or any professionals engaged by Gramercy in connection with the transactions contemplated by the Transaction Documents (including all legal fees and disbursements in connection therewith, documentation and implementation of the transactions contemplated by the Transaction Documents and due diligence in connection therewith), which amount may be withheld by Gramercy from its purchase price for any Notes purchased at each Closing to the extent not previously reimbursed by the Company. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyers. If any of the Transaction Documents are requested by the Company to be amended, modified or waived or if any of the Transaction Documents are contemplated to be amended, modified or waived pursuant to the terms of the Transaction Documents, the Company shall reimburse Gramercy (a Buyer) or its designee(s) for all costs and expenses reasonably incurred by Gramercy or any professionals engaged by Gramercy in connection with any such amendments, modifications or waivers (including all legal fees and disbursements in connection therewith, documentation and implementation of the transactions contemplated by the Transaction Documents and due diligence in connection therewith), which amount may be withheld by Gramercy from any payment, if applicable, contemplated to be made by Gramercy to the Company.

(h) Pledge of Securities. The Company acknowledges and agrees that, subject to Applicable Securities Laws, the Securities may be pledged by an Investor in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Investor effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, Section 2(b) hereof; provided that an Investor and its pledgee shall be required to comply with the provisions of Section 2(b) hereof in order to effect a sale, transfer or assignment of Securities to such pledgee. So long as Notes or Warrants remain outstanding, the Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by an Investor.

(i) Disclosure of Transactions and Other Material Information. On or before 3:45 p.m., New York City time, on August 18, 2014, the Company shall issue a press release reasonably acceptable to the Buyers and file (x) a Current Report on Form 6-K and (y) a material change report on Form 51-102F3 in accordance with National Instrument 51-102 of the CSA with respect thereto (the "Cleansing Reports"), in each case describing (1) the terms of the transactions contemplated by the Transaction Documents in the form required by Applicable Securities Laws and attaching, to the extent required, the material Transaction Documents (including, without limitation, this Agreement (and all schedules and exhibits to this Agreement), the form of Notes, the form of the Warrant, the form of Guarantee Agreement and the form of Lock-Up Agreement as exhibits to such filing), (2) the Company's overall financial plan, (3) the Company's forward looking guidance and (4) to the extent not already publicly disclosed, the financial results for the fiscal quarter ended June 30, 2014, and publicly filing the Company's financial statements for the fiscal quarter ended June 30, 2014. To the extent that any material Transaction Documents are not attached to a material change report in accordance with the immediately preceding sentence because they are not required to be attached or otherwise, all of such material Transaction Documents, or forms thereof, shall be made publicly available on the Company's public record by filing such material Transaction Documents on SEDAR on or prior to August 18, 2014. From and after the filing of the Cleansing Reports, no Buyer shall be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents, that is not disclosed in the Cleansing Reports. In addition, effective upon the filing of the Cleansing Reports, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees, affiliates or agents, on the one hand, and any of the Buyers or any of their affiliates, on the other hand, shall terminate.

The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees, affiliates and agents, not to, provide any Buyer with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the date hereof without the express prior written consent of such Buyer. If a Buyer has, or believes it has, received any such material, nonpublic information regarding the Company or any of its Subsidiaries from the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates or agents, it may provide the Company with written notice thereof. The Company shall, within five (5) Trading Days (as defined in the Warrants) of receipt of such notice, make public disclosure of such material, nonpublic information. In the event of a breach of the foregoing covenant by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees, affiliates and agents, in addition to any other remedy provided herein or in the Transaction Documents, a Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information without the prior approval by the Company, its Subsidiaries, or any of its or their respective officers, directors, employees, affiliates or agents. No Buyer shall have any liability to the Company, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders, affiliates or agents for any such disclosure. To the extent that the Company delivers any material, non-public information to a Buyer without such Buyer's consent, the Company hereby covenants and agrees that such Buyer shall not have any duty of confidentiality with respect to, or a duty not to trade on the basis of, such material, non-public information. Subject to the foregoing, neither the Company, its Subsidiaries nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the Cleansing Reports and contemporaneously therewith or (ii) as is required by applicable law and regulations (provided that in the case of clause (i) each Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of any applicable Buyer, neither the Company nor any of its Subsidiaries or affiliates shall disclose the name of such Buyer in any filing, announcement, release or otherwise.

(j) Additional Notes; Variable Securities. So long as any Buyer beneficially owns any Notes, the Company will not issue any Notes other than to the Buyers as contemplated hereby and the Company shall not issue any other securities that would cause a breach or default under the Notes. For so long as any Warrants remain outstanding, the Company shall not, in any manner, issue or sell any rights, warrants or options to subscribe for or purchase Common Shares or directly or indirectly convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to any fixed price unless the conversion, exchange or exercise price of any such security cannot be less than the then applicable Exercise Price (as defined in the Warrants) with respect to the Common Shares into which any Warrant is exercisable.

(k) Corporate Existence. So long as any Buyer beneficially owns any Notes or Warrants, the Company shall (i) maintain its corporate existence and (ii) not be party to any Fundamental Transaction (as defined in the Notes) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants.

(l) Reservation of Shares. So long as any Buyer owns any Warrants, the Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, the Warrant Shares issuable upon exercise of the Warrants.

(m) Conduct of Business. So long as Notes or Warrants remain outstanding, the business of the Company and its Subsidiaries and Delrand shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

(n) Additional Issuances of Securities.

(i) For purposes of this Section 4(n), the following definitions shall apply.

(A) "Convertible Securities" means any stock or securities (other than Options) convertible into or exercisable or exchangeable for Common Shares.

(B) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

(C) "Common Share Equivalents" means, collectively, Options and Convertible Securities.

(ii) From the date hereof until the one year anniversary of the last Closing Date hereunder (which, for the avoidance of doubt, if there is no Additional Closing, the last Closing Date will be the Initial Closing Date), the Company shall not, (i) directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preference shares or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for Common Shares or Common Share Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a "Subsequent Placement") unless the Company shall have first complied with this Section 4(n)(ii).

(A) The Company shall deliver to each Buyer an irrevocable written notice (the "Offer Notice") of any proposed or intended issuance or sale or exchange (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement, which Offer Notice shall (w) identify and describe the Offered Securities, (x) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged, (y) identify the persons or entities (if known) to which or with which the Offered Securities are to be offered, issued, sold or exchanged and (z) offer to issue and sell to or exchange with such Buyers at least thirty-five percent (35%) of the Offered Securities, allocated among such Buyers (a) based on such Buyer's pro rata portion of the aggregate principal amount of Notes purchased hereunder (the "Basic Amount"), and (b) with respect to each Buyer that elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of other Buyers as such Buyer shall indicate it will purchase or acquire should the other Buyers subscribe for less than their Basic Amounts (the "Undersubscription Amount"), which process shall be repeated until the Buyers shall have an opportunity to subscribe for any remaining Undersubscription Amount.

(B) To accept an Offer, in whole or in part, such Buyer must deliver a written notice to the Company prior to the end of the fifth (5th) Business Day after such Buyer's receipt of the Offer Notice (the "Offer Period"), setting forth the portion of such Buyer's Basic Amount that such Buyer elects to purchase and, if such Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that such Buyer elects to purchase (in either case, the "Notice of Acceptance"). If the Basic Amounts subscribed for by all Buyers who are eligible to participate under the Subsequent Placement pursuant to Applicable Securities Laws upon the terms specified in the Offer are less than the total of all of the Basic Amounts, then each Buyer who is eligible to participate under the Subsequent Placement pursuant to Applicable Securities Laws upon the terms specified in the Offer and who has set forth an Undersubscription Amount in its Notice of Acceptance shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Buyer who is eligible to participate under the Subsequent Placement pursuant to Applicable Securities Laws upon the terms specified in the Offer and who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Company to the extent it deems reasonably necessary. Notwithstanding anything to the contrary contained herein, if the Company desires to modify or amend the terms and conditions of the Offer prior to the expiration of the Offer Period, the Company may deliver to the Buyers a new Offer Notice and the Offer Period shall expire on the second (2nd) Business Day after such Buyer's receipt of such new Offer Notice.

(C) The Company shall have five (5) Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers who are eligible to participate under the Subsequent Placement pursuant to Applicable Securities Laws upon the terms specified in the Offer (the "Refused Securities") pursuant to a definitive agreement (the "Subsequent Placement Agreement") but only to the offerees described in the Offer Notice (if so described therein) and only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring Person or Persons or less favorable to the Company than those set forth in the Offer Notice and (ii) to publicly announce (a) the execution of such Subsequent Placement Agreement, and (b) either (x) the consummation of the transactions contemplated by such Subsequent Placement Agreement or (y) the termination of such Subsequent Placement Agreement, which shall be filed with the SEC on a Current Report on Form 6-K and with the CSA on a material change report on Form 51-102F3 in accordance with the National Instrument 51-102 of the CSA with respect thereto with such Subsequent Placement Agreement and any documents contemplated therein filed as exhibits thereto.

(D) In the event the Company shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 4(n)(ii)(C) above), then each Buyer who is eligible to participate under the Subsequent Placement pursuant to Applicable Securities Laws upon the terms specified in the Offer may, at its sole option and in its sole discretion, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 4(n)(ii)(B) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Company actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold to Buyers pursuant to Section 4(n)(ii)(C) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that any Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Company may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4(n)(ii)(A) above.

(E) Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, the Buyers who are eligible to participate under the Subsequent Placement pursuant to Applicable Securities Laws upon the terms specified in the Offer shall acquire from the Company, and the Company shall issue to such Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4(n)(ii)(C) above if the Buyers have so elected, upon the terms and conditions specified in the Offer. The purchase by the Buyers of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and the Buyers of a purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the Buyers and their respective counsel.

(F) Any Offered Securities not acquired by the Buyers or other persons in accordance with Section 4(n)(ii)(C) above may not be issued, sold or exchanged until they are again offered to the Buyers under the procedures specified in this Section 4(n).

(G) The Company and the Buyers agree that if any Buyer elects to participate in the Offer, neither the Subsequent Placement Agreement with respect to such Offer nor any other transaction documents related thereto (collectively, the "Subsequent Placement Documents") shall include any term or provisions whereby any Buyer shall be required to agree to any restrictions in trading as to any securities of the Company owned by such Buyer prior to such Subsequent Placement.

(H) Notwithstanding anything to the contrary in this Section 4(n) and unless otherwise agreed to by the Buyers, the Company shall either confirm in writing to the Buyers that the transaction with respect to the Subsequent Placement has been abandoned or shall publicly disclose its intention to issue the Offered Securities, in either case in such a manner such that the Buyers will not be in possession of material non-public information, by the twelfth (12th) Business Day following delivery of the Offer Notice. If by the twelfth (12th) Business Day following delivery of the Offer Notice no public disclosure regarding a transaction with respect to the Offered Securities has been made, and no notice regarding the abandonment of such transaction has been received by the Buyers, such transaction shall be deemed to have been abandoned and the Buyers shall not be deemed to be in possession of any material, non-public information with respect to the Company. Should the Company decide to pursue such transaction with respect to the Offered Securities, the Company shall provide each Buyer with another Offer Notice and each Buyer will again have the right of participation set forth in this Section 4(n)(ii). The Company shall not be permitted to deliver more than one such Offer Notice to the Buyers in any 60 day period.

(iii) The restrictions contained in subsection (ii) of this Section 4(n) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Warrants).

(iv) Notwithstanding anything to the contrary contained in this Section 4(n), if any Subsequent Placement would require the Company to obtain shareholder approval as a condition to consummating such Subsequent Placement solely as a result of the Buyers' participation, then each applicable Buyer shall either forego participating in such Subsequent Placement or elect to participate up to its exchange cap limits or such other amount as may be permitted to avoid shareholder approval as a condition to consummating the Subsequent Placement, whichever is greater; provided, that the Company shall use commercially reasonable efforts in good faith to facilitate the participation of each Buyer in each Subsequent Placement, including, without limitation, by (i) using commercially reasonable efforts to execute voting agreement with its shareholders, (ii) coordinating with the Buyers in good faith, if requested by any Buyer to do so, to introduce exchange caps into the definitive documentation with respect to the Subsequent Placement, and (iii) using commercially reasonable efforts, if requested by any Buyer, to obtain shareholder approval on a post-closing basis.

(o) Waiver of Rights Plan; Required Shareholder Meeting. The Company shall be required to call a meeting of its shareholders no later than the earlier of (i) its next annual general meeting of shareholders and (ii) the first anniversary of the Initial Closing Date for the purpose of seeking the following shareholder approvals: (A) waiver of the application of the Rights Plan in connection with (I) any contemplated issuance of Warrant Shares in excess of the Exchange Cap (as defined in the Warrants) and (II) any contemplated issuance of Exchange Shares issuable upon exchange of the Preferred Shares (as such terms are defined in the Preferred SPA (as defined below)) pursuant to the terms set forth in that certain Securities Purchase Agreement dated as of February 28, 2014 by and among the Company and the investors listed on the signature pages attached thereto (the "Preferred SPA") in excess of the Exchange Cap (as defined in the Preferred SPA), (B) waiver of (I) the Exchange Cap (as defined in the Warrants) as contemplated under section 1(f) of the Warrants and (II) the Exchange Cap (as defined in the Preferred SPA) as contemplated in Section 4(s)(iii)(G) of the Preferred SPA and (C) waiver of (I) the restriction set forth in Section 4(s)(iv)(A) of the Preferred SPA providing that any adjustment pursuant thereto shall not decrease the Exchange Price (as defined in the February SPA) below CAD 0.63 (as such price is adjusted for any stock split, stock combination, reclassification or similar transaction after February 28, 2014) and (II) the Floor Price (as defined in the Warrants) as contemplated in Section 2(e) of the Warrants.

(p) Priority Debt Representative.

(i) Each Buyer hereby (a) appoints Gramercy Funds Management LLC as the "Priority Debt Representative" under the Collateral Trust Agreement with respect to the Priority Lien Notes (in such capacity, the "Priority Debt Representative"), (b) authorizes the Priority Debt Representative to execute and deliver the Priority Joinder and (c) authorizes the Priority Debt Representative (and its officers, directors, employees and agents) to take such action on such Buyer's behalf in accordance with the terms hereof and under the Collateral Trust Agreement. The Priority Debt Representative shall not have, by reason hereof, by reason of executing the Priority Joinder or pursuant to any Collateral Documents, a fiduciary relationship in respect of any Buyer. Neither the Priority Debt Representative nor any of its officers, directors, employees and agents shall have any liability to any Buyer for any action taken or omitted to be taken in connection hereof or the Collateral Documents except to the extent caused by its own gross negligence or willful misconduct, and each Buyer agrees to defend, protect, indemnify and hold harmless the Priority Debt Representative and all of its officers, directors, employees and agents (collectively, the "Priority Debt Representative Indemnitees") from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) incurred by such Priority Debt Representative Indemnitee, whether direct, indirect or consequential, arising from or in connection with the performance by such Priority Debt Representative Indemnitee of the duties and obligations of Priority Debt Representative pursuant hereto, the Priority Joinder or any of the Collateral Documents.

(ii) The Priority Debt Representative shall be entitled to rely upon any written notices, statements, certificates, orders or other documents or any telephone message believed by it in good faith to be genuine and correct and to have been signed, sent or made by the proper Person, and with respect to all matters pertaining to this Agreement, any of the other Transaction Documents or any of the Collateral Documents and its duties hereunder or thereunder, upon advice of counsel selected by it.

(iii) The Priority Debt Representative may resign from the performance of all its functions and duties hereunder and under the Priority Notes and the Collateral Trust Agreement at any time by giving at least ten (10) Business Days prior written notice to the Company and each holder of the Priority Notes. Such resignation shall take effect upon the acceptance by a successor Priority Debt Representative of appointment as provided below. Upon any such notice of resignation, the holders of a majority of the outstanding principal amount of Priority Notes shall appoint a successor Priority Debt Representative. Upon the acceptance of the appointment as Priority Debt Representative, such successor Priority Debt Representative shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Priority Debt Representative, and the retiring Priority Debt Representative shall be discharged from its duties and obligations under this Agreement, the Priority Notes and the Collateral Trust Agreement. After any Priority Debt Representative's resignation hereunder, the provisions of this Section 4(p) shall inure to its benefit. If a successor Priority Debt Representative shall not have been so appointed within said ten (10) Business Day period, the retiring Priority Debt Representative shall then appoint a successor Priority Debt Representative who shall serve until such time, if any, as the holders of a majority of the outstanding principal amount of Priority Notes appoints a successor Priority Debt Representative as provided above.

(iv) The Company hereby covenants and agrees to take all actions as promptly as practicable reasonably requested by either the holders of a majority of the outstanding principal amount of Priority Notes or the Priority Debt Representative (or its successor), from time to time pursuant to the terms of this Section 4(p), to secure a successor Priority Debt Representative satisfactory to such requesting part(y)(ies), in their sole discretion, including, without limitation, by paying all fees of such successor Priority Debt Representative, by having the Company agree to indemnify any successor Priority Debt Representative and by the Company executing such agreement reasonably requested or required by the successor Priority Debt Representative to confirm such successor's appointment.

(q) Parity Debt Representative.

(i) Each Buyer hereby (a) appoints Gramercy Funds Management LLC as the "Parity Debt Representative" under the Collateral Trust Agreement with respect to the Parity Lien Notes (in such capacity, the "Parity Debt Representative"), (b) authorizes the Parity Debt Representative to execute and deliver the Parity Joinder and (c) authorizes the Parity Debt Representative (and its officers, directors, employees and agents) to take such action on such Buyer's behalf in accordance with the terms hereof and under the Collateral Trust Agreement. The Parity Debt Representative shall not have, by reason hereof, by reason of executing the Parity Joinder or pursuant to any Collateral Documents, a fiduciary relationship in respect of any Buyer. Neither the Parity Debt Representative nor any of its officers, directors, employees and agents shall have any liability to any Buyer for any action taken or omitted to be taken in connection hereof or the Collateral Documents except to the extent caused by its own gross negligence or willful misconduct, and each Buyer agrees to defend, protect, indemnify and hold harmless the Parity Debt Representative and all of its officers, directors, employees and agents (collectively, the "Parity Debt Representative Indemnitees") from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) incurred by such Parity Debt Representative Indemnitee, whether direct, indirect or consequential, arising from or in connection with the performance by such Parity Debt Representative Indemnitee of the duties and obligations of Parity Debt Representative pursuant hereto, the Parity Joinder or any of the Collateral Documents.

(ii) The Parity Debt Representative shall be entitled to rely upon any written notices, statements, certificates, orders or other documents or any telephone message believed by it in good faith to be genuine and correct and to have been signed, sent or made by the proper Person, and with respect to all matters pertaining to this Agreement, any of the other Transaction Documents or any of the Collateral Documents and its duties hereunder or thereunder, upon advice of counsel selected by it.

(iii) The Parity Debt Representative may resign from the performance of all its functions and duties hereunder and under the Initial Parity Notes and the Collateral Trust Agreement at any time by giving at least ten (10) Business Days prior written notice to the Company and each holder of the Initial Parity Notes. Such resignation shall take effect upon the acceptance by a successor Parity Debt Representative of appointment as provided below. Upon any such notice of resignation, the holders of a majority of the outstanding principal amount of Initial Parity Notes shall appoint a successor Parity Debt Representative. Upon the acceptance of the appointment as Parity Debt Representative, such successor Parity Debt Representative shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Parity Debt Representative, and the retiring Parity Debt Representative shall be discharged from its duties and obligations under this Agreement, the Initial Parity Notes and the Collateral Trust Agreement. After any Parity Debt Representative's resignation hereunder, the provisions of this Section 4(q) shall inure to its benefit. If a successor Parity Debt Representative shall not have been so appointed within said ten (10) Business Day period, the retiring Parity Debt Representative shall then appoint a successor Parity Debt Representative who shall serve until such time, if any, as the holders of a majority of the outstanding principal amount of Initial Parity Notes appoints a successor Parity Debt Representative as provided above.

(iv) The Company hereby covenants and agrees to take all actions as promptly as practicable reasonably requested by either the holders of a majority of the outstanding principal amount of Initial Parity Notes or the Priority Debt Representative (or its successor), from time to time pursuant to the terms of this Section 4(q), to secure a successor Parity Debt Representative satisfactory to such requesting part(y)(ies), in their sole discretion, including, without limitation, by paying all fees of such successor Parity Debt Representative, by having the Company agree to indemnify any successor Parity Debt Representative and by the Company executing such agreement reasonably requested or required by the successor Parity Debt Representative to confirm such successor's appointment.

(r) DTC and CDS Eligibility. From and after the date that is four months and one day after the Initial Closing Date until such time as no Warrants are outstanding, the Company shall cause the Common Shares to be eligible to be deposited in certificate form at DTC, cleared and converted into electronic shares by DTC and held in the name of the clearing firm servicing each Investor's brokerage firm for the benefit of such Investor ("DTC Eligible"). Until such time as no Warrants are outstanding, the Company shall cause the Common Shares to be eligible to be deposited in certificate form at CDS, cleared and converted into electronic shares by CDS and held in the name of the clearing firm servicing each Investor's brokerage firm for the benefit of such Investor ("CDS Eligible").

(s) Restrictions on Purchase Rights. While the Warrants are outstanding, the Company shall not grant, issue or sell any rights to purchase shares, warrants, securities or other property pro rata to all holders of the Common Shares without the prior written consent of the Required Holders.

(t) Restrictions on Issuances. While the Warrants are outstanding, except with the prior written consent of the Required Holders, the Company shall not effect any Subsequent Placement if the effect of such Subsequent Placement would be to cause the Exercise Price, without giving effect to the Floor Price (as defined in the Warrants) set forth in the Warrants, to fall below CAN$0.2239 (as adjusted for any share dividend, share split, share consolidation, reclassification or similar transaction occurring after the date hereof).

(u) Lock-Up. The Company shall not amend, modify, waive or terminate any provision of any of the Lock-Up Agreements except to extend the term of the lockup period and shall enforce the provisions of each Lock-Up Agreement in accordance with its terms. If any officer or director that is a party to a Lock-Up Agreement breaches any provision of a Lock-Up Agreement, the Company shall promptly use its reasonable best efforts to seek specific performance of the terms of such Lock-Up Agreement. On or prior to the one year anniversary of the last Closing Date hereunder (which, for the avoidance of doubt, if there is no Additional Closing, the last Closing Date will be the Initial Closing Date), the Company shall not issue any Common Shares (or equivalent equity securities) to any of its officers or directors unless each such Person has entered into a Lock-Up Agreement in the form attached hereto as Exhibit J.

(v) Priority Debt Sharing Confirmation. The Buyers of the Priority Notes hereby agree, for the benefit of all holders of each other existing and future Series of Priority Lien Debt and each existing and future Priority Debt Representative, that all Priority Lien Obligations will be and are secured equally and ratably by all Liens (as defined in the Collateral Trust Agreement) at any time granted by the Company or any Obligor (as defined in the Collateral Trust Agreement) to secure the obligations in respect of the Priority Notes, whether or not upon property otherwise constituting Collateral (as defined in the Collateral Trust Agreement), that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and ratably, and that the Buyers of the Priority Notes are bound by the provisions in the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Trust Agreement.

(w) Parity Debt Sharing Confirmation. The Buyers of the Initial Parity Notes hereby agree, for the benefit of all holders of each other existing and future Series of Parity Lien Debt and each existing and future Parity Debt Representative, that all Parity Lien Obligations will be and are secured equally and ratably by all Liens at any time granted by the Company or any Obligor to secure the obligations in respect of the Initial Parity Notes, whether or not upon property otherwise constituting Collateral, that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Parity Lien Obligations equally and ratably, and that the Buyers of Initial Parity Notes are bound by the provisions in the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Trust Agreement.

(x) Business Pledge Agreements. The maximum amount secured under the business pledge agreements granted by the Subsidiaries incorporated in the Democratic Republic of Congo in favor of the Collateral Agent shall at all times, while any Notes are outstanding, exceed the aggregate of the Parity Lien Obligations and the Priority Lien Obligations (as such terms are defined in the Collateral Trust Agreement) by at least $15,000,000.

(y) Dormant Subsidiaries. No later than thirty (30) calendar days after the Initial Closing Date, (i) the Company shall cause each of Banro American Resources Inc. and Banro Hydro SPRL (the "Dormant Subsidiaries") to execute a joinder to the Guarantee Agreement, (ii) the Company shall pledge all of the equity securities it holds in each of the Dormant Subsidiaries, and (iii) the Company shall cause each of the Dormant Subsidiaries to provide security in favor of the Collateral Agent over all of its assets to secure each of its obligations under the Guarantee Agreement (in form and substance satisfactory to the Required Holders and their counsel and, in the case of Banro Hydro SPRL, such collateral agreements shall be substantially in the form of collateral agreements provided by the Subsidiaries formed in the DRC). Upon the request of the Priority Debt Representative or the Parity Debt Representative or the Collateral Agent, as applicable, the Company shall cause each Dormant Subsidiaries to take such other actions required pursuant to the Collateral Trust Agreement as so requested.

(z) Non-Employee DRC Equity Holders. No later than thirty (30) calendar days after the Initial Closing Date, in accordance with DRC law, the Company shall cause each of Carmen Stone-Kondrat , Richard Lachik and each other equity holder of any Subsidiary (including those formed in the DRC) that is an individual, but is not either an employee of the Company's counsel in the DRC or an employee of the Company to transfer for no or nominal consideration their ownership of any such equity securities to one or more current employees of the Company's counsel in the DRC or current employees of the Company. In addition, in accordance with DRC law, each such equity holder shall agree that if he or she is no longer either an employee of the Company's counsel in the DRC or an employee of the Company to promptly transfer, at the request of the Company or any Buyer, for no or nominal consideration their ownership of any such equity securities to one or more current employees of the Company's counsel in the DRC or current employees of the Company. The Company shall cause each nominee and beneficiary under any declaration of trust with respect to the equity ownership of Subsidiaries formed in the DRC to execute any additional documentation as any Buyer may reasonably request to clarify that the declaration of trust may not be unilaterally revoked by the applicable nominee.

(aa) Closing Documents. On or prior to fourteen (14) calendar days after the Initial Closing Date, the Company agrees to deliver, or cause to be delivered, to each Buyer and Schulte Roth & Zabel LLP a complete closing set of the executed Transaction Documents, Securities and any other documents required to be delivered to any party pursuant to Section 7 hereof or otherwise.

5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

(a) Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes and a register for the Warrants (collectively, the "Registers") in which the Company shall record the name and address of the Person in whose name the Notes and the Warrants, respectively, have been issued (including the name and address of each transferee), the principal amount of Notes held by such Person and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person, respectively. The Company shall keep the Registers open and available at all times during business hours for inspection of any Buyer or its legal representatives.

(b) Transfer Agent Instructions. The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, in the form of Exhibit D attached hereto (the "Irrevocable Transfer Agent Instructions") to issue certificates or credit shares to the applicable balance accounts at DTC or CDS, registered in the name of each Buyer or its respective nominee(s), for the Warrant Shares to be issued upon exercise of the Warrants in such amounts as specified from time to time by each Buyer to the Company upon exercise of the Warrants. The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(b) hereof, will be given by the Company to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents. If a Buyer effects a sale, assignment or transfer of the Warrant Shares in accordance with Section 2(b), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC or CDS in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

6. CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

(a) Initial Closing. The obligation of the Company hereunder to issue and sell the Initial Notes and the related Warrants to each Buyer at the Initial Closing is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof: (i) Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

(ii) Such Buyer shall have delivered to the Company the Initial Purchase Price (less, in the case of Gramercy, the amounts withheld pursuant to Section 4(g)) for the Initial Notes and the related Warrants being purchased by such Buyer at the Initial Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

(iii) The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of the Initial Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct in all material respects as of such specified date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Initial Closing Date.

(b) Additional Closings. The obligation of the Company hereunder to issue and sell the Additional Notes to each Buyer at each Additional Closing is subject to the satisfaction, at or before the applicable Additional Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(i) Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

(ii) Such Buyer shall have delivered to the Company the applicable Additional Purchase Price (less, in the case of Gramercy, the amounts withheld pursuant to Section 4(g)) for the applicable Additional Notes being purchased by such Buyer at the applicable Additional Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

(iii) The representations and warranties of such Buyer shall be true and correct as of the date when made and as of the applicable Additional Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the applicable Additional Closing Date.

7. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

(a) Initial Closing. The obligation of each Buyer hereunder to purchase the Initial Notes and the related Warrants at the Initial Closing is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(i) The Company and each of its Subsidiaries shall have duly executed and delivered to Gramercy Funds Management LLC on behalf of such Buyer each of the following documents to which it is a party: (A) each of the Transaction Documents, (B) the Initial Notes (allocated in such principal amounts as is set forth opposite such Buyer's name in columns (3)(a) and (4)(a) of the Schedule of Buyers) being purchased by such Buyer at the Initial Closing and (C) the related Warrants (allocated in such amounts as is set forth opposite such Buyer's name in column (5) of the Schedule of Buyers) being purchased by such Buyer at the Initial Closing.

(ii) Such Buyer shall have received the opinion of (i) Norton Rose Fulbright Canada LLP, the Company's outside Canadian counsel, dated as of the Initial Closing Date, in substantially the form of Exhibit E-1 attached hereto, (ii) Dorsey & Whitney LLP, the Company's outside United States counsel, dated as of the Initial Closing Date, in substantially the form of Exhibit E-2 attached hereto, (iii) Djunga & Risasi, the Company's outside DRC counsel, dated as of the Initial Closing Date, in substantially the form of Exhibit E-3 attached hereto and Clarke Gittens Farmer, the Company's outside Barbados counsel, dated as of the Initial Closing Date, in substantially the form of Exhibit E-4 attached hereto.

(iii) The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form of Exhibit D attached hereto, which instructions shall have been delivered to the Company's transfer agent.

(iv) The Company shall have delivered to such Buyer (i) a certificate of compliance with the CBCA of the Company, and (ii) evidence of the absence of a default of the Company's reporting issuer status, and each Subsidiary shall have delivered to such Buyer a certificate evidencing the formation and status of such Subsidiary in such Subsidiary's jurisdiction of formation issued by the applicable Ministry or governmental department (or comparable office) of such jurisdiction, as of a date within ten (10) days of the Initial Closing Date.

(v) The Company shall have delivered to such Buyer a certificate evidencing the Company's qualification as a foreign corporation (if applicable) and good standing issued by the applicable Ministry or governmental department (or comparable office) of each jurisdiction in which the Company conducts business and is required to so qualify, as of a date within ten (10) days of the Initial Closing Date.

(vi) The Company shall have delivered to such Buyer a certified copy of the articles, bylaws and other constating documents, as applicable, of the Company and each of its Subsidiaries as certified by the applicable Ministry or governmental department (or equivalent) in the applicable jurisdiction of incorporation within ten (10) days of the Initial Closing Date.

(vii) The Company shall have delivered to such Buyer a certificate, executed by the Secretary of the Company and the Subsidiaries, as applicable, and dated as of the Initial Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company's and each of its Subsidiaries' board of directors in a form reasonably acceptable to such Buyer, (ii) the articles, bylaws and other constating documents of the Company and each of its Subsidiaries and (iii) incumbency, in the form attached hereto as Exhibit F.

(viii) The representations and warranties of the Company shall be true and correct as of the date when made and as of the Initial Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Initial Closing Date. Such Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Initial Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer in the form attached hereto as Exhibit G.

(ix) The Company shall have delivered to such Buyer a letter from the Company's transfer agent certifying the number of Common Shares outstanding as of a date within five (5) days of the Initial Closing Date.

(x) The Common Shares (I) shall be designated for quotation or listed on the Principal Markets and (II) shall not have been suspended, as of the Initial Closing Date, by the SEC, the CSA or the Principal Markets from trading on either Principal Market nor shall suspension by the SEC, the CSA or either Principal Market have been threatened, as of the Initial Closing Date, either (A) in writing by the SEC, the CSA or either Principal Market or (B) by falling below the minimum listing maintenance requirements of either Principal Market. The approval of the Principal Markets for the issuance of the Securities contemplated hereby (to the extent required) and conditional listing of the Warrant Shares shall have been obtained.

(xi) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

(xii) Each of the Company's Subsidiaries (other than those incorporated in Barbados) shall have executed and delivered to such Buyer the Guarantee Agreement.

(xiii) The Company shall have taken all steps under the Collateral Trust Agreement to designate the Initial Priority Notes as Priority Lien Debt and to ensure that such Priority Lien Debt is secured by a Priority Lien on a pari passu basis with all previously existing Priority Lien Debt (and that is senior to the Parity Liens).

(xiv) The Company shall have taken all steps under the Collateral Trust Agreement to designate the Initial Parity Notes as Parity Lien Debt and to ensure that such Parity Lien Debt is secured by a Parity Lien on a pari passu basis with all previously existing Parity Lien Debt (and that is subordinate to the Priority Liens).

(xv) The Priority Debt Representative shall have received certified copies of searches disclosing all financing statements (or equivalents) under or pursuant to the Personal Property Security Act and such comparable legislation in Barbados and the Democratic Republic of Congo evidencing the perfection of security interests purported to be created by the Collateral Documents in favor of the Collateral Agent for the benefit of the Priority Lien Secured Parties to secure the obligations under the Initial Priority Notes, being Priority Lien Obligations.

(xvi) The Parity Debt Representative shall have received certified copies of searches disclosing all financing statements (or equivalents) under or pursuant to the Personal Property Security Act and such comparable legislation in Barbados and the Democratic Republic of Congo evidencing the perfection of security interests purported to be created by the Collateral Documents in favor of the Collateral Agent for the benefit of the Parity Lien Secured Parties to secure the obligations under the Initial Parity Notes, being Parity Lien Obligations.

(xvii) The Priority Debt Representative shall have received copies of the executed Collateral Trust Agreement and all Collateral Documents creating a Priority Lien on the collateral secured thereby requested by the Buyers.

(xviii) The Parity Debt Representative shall have received executed copies of the Collateral Trust Agreement and all Collateral Documents creating a Parity Lien on the collateral secured thereby requested by the Buyers.

(xix) Neither the Company nor any of its Subsidiaries shall have received any notice (whether written or oral) from the Ministry of Mines in the DRC or any other governmental authority of the DRC (the "DRC State"), whether pursuant to any ongoing or proposed title review proceedings with the DRC State or otherwise, which in the opinion of such Buyer, withdraws or purports to withdraw any benefits currently held by the Company pursuant to its mining convention with the DRC State (including with regard to exemptions granted to the Company under the taxation laws, import and export laws and royalty laws under the terms of such convention).

(xx) No litigation, statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of any of the transactions contemplated by this Agreement.

(xxi) The Company shall have delivered to each Buyer a copy of the lock-up agreement in the form attached hereto as Exhibit J executed and delivered by each of the Persons listed on Schedule 7(a)(xxii) (collectively, the "Lock-Up Agreements").

(xxii) The Company shall have issued a press release acceptable to the Buyers and shall have filed (x) a Current Report on Form 6-K and (y) a material change report on Form 51-102F3 in accordance with National Instrument 51-102 of the CSA with respect thereto, in each case describing (1) the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and National Instrument 51-102 and attaching, to the extent required, the material Transaction Documents, (2) the Company's overall financial plan and (3) the Company's forward looking guidance, in each case in accordance with the provisions of Section 4(i) To the extent that any material Transaction Documents are not attached to a material change report in accordance with the immediately preceding sentence because they are not required to be attached or otherwise, all of such material Transaction Documents, or forms thereof, shall have been made publicly available on the Company's public record by filing such material Transaction Documents on SEDAR.

(xxiii) The Company shall have delivered to such Buyer such other documents relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

(b) Additional Closings. The obligation of each Buyer hereunder to purchase Additional Notes at each Additional Closing is subject to the satisfaction, at or before the applicable Additional Closing Date, of each of the following conditions, provided that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(i) The Company and each of its Subsidiaries shall have duly executed and delivered to Gramercy Funds Management LLC on behalf of such Buyer each of the following documents to which it is a party: (A) each of the Transaction Documents, (B) the Additional Priority Notes (allocated in up to such principal amounts as is set forth opposite such Buyer's name in column (3)(b) of the Schedule of Buyers) being purchased by such Buyer at such Additional Closing and (C) the Additional Parity Notes (allocated in up to such principal amounts as is set forth opposite such Buyer's name in column (4)(b) of the Schedule of Buyers) being purchased by such Buyer at such Additional Closing.

(ii) Such Buyer shall have received the opinion of (i) Norton Rose Fulbright Canada LLP, the Company's outside Canadian counsel, dated as of the applicable Additional Closing Date, in substantially the form of Exhibit E-1 attached hereto, (ii) Dorsey & Whitney LLP, the Company's outside United States counsel, dated as of the applicable Additional Closing Date, in substantially the form of Exhibit E-2 attached hereto, (iii) Djunga & Risasi, the Company's outside DRC counsel, dated as of the applicable Additional Closing Date, in substantially the form of Exhibit E-3 attached hereto and Clarke Gittens Farmer, the Company's outside Barbados counsel, dated as of the applicable Additional Closing Date, in substantially the form of Exhibit E-4 attached hereto.

(iii) The Company shall have delivered to such Buyer a certificate of compliance with the CBCA of the Company, and (ii) evidence of the absence of a default of the Company's reporting issuer status, and each Subsidiary shall have delivered to such Buyer a certificate evidencing the formation and status of such Subsidiary in such Subsidiary's jurisdiction of formation issued by the applicable Ministry or governmental department (or comparable office) of such jurisdiction, as of a date within ten (10) days of the applicable Additional Closing Date.

(iv) The Company shall have delivered to such Buyer a certificate evidencing the Company's qualification as a foreign corporation (if applicable) and good standing issued by the applicable Ministry or governmental department (or comparable office) of each jurisdiction in which the Company conducts business and is required to so qualify, as of a date within ten (10) days of the applicable Additional Closing Date.

(v) The Company shall have delivered to such Buyer certified copy of the articles, bylaws and other constating documents of the Company and each of its Subsidiaries as certified by the applicable Ministry or governmental department (or equivalent) in the applicable jurisdiction of incorporation within ten (10) days of the applicable Additional Closing Date.

(vi) The Company shall have delivered to such Buyer a certificate, executed by the Secretary of the Company and the Subsidiaries, as applicable, and dated as of the applicable Additional Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company's and each of its Subsidiaries' board of directors in a form reasonably acceptable to such Buyer, (ii) the articles, bylaws and other constating documents of the Company and each of its Subsidiaries and (iii) incumbency, in the form attached hereto as Exhibit F.

(vii) The representations and warranties of the Company shall be true and correct as of the date when made and as of the applicable Additional Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the applicable Additional Closing Date. Such Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the applicable Additional Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer in the form attached hereto as Exhibit G.

(viii) The Common Shares (I) shall be designated for quotation or listed on the Principal Markets and (II) shall not have been suspended, as of the applicable Additional Closing Date, by the SEC, the CSA or the Principal Markets from trading on either Principal Market nor shall suspension by the SEC, the CSA or either Principal Market have been threatened, as of the applicable Additional Closing Date, either (A) in writing by the SEC, the CSA or either Principal Market or (B) by falling below the minimum listing maintenance requirements of either Principal Market. The approval of the Principal Markets for the issuance of the Securities contemplated hereby and conditional listing of the Warrant Shares shall have been obtained.

(ix) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

(x) Each of the Company's Subsidiaries (other than those incorporated in Barbados) shall have executed and delivered to such Buyer the Guarantee Agreement.

(xi) Solely with respect to the Additional Parity Closing, the Parity Debt Representative shall have received certified copies of searches disclosing all financing statements (or equivalents) under or pursuant to the Personal Property Security Act and such comparable legislation in Barbados and the Democratic Republic of Congo evidencing the perfection of security interests purported to be created by the Collateral Documents in favor of the Collateral Agent for the benefit of the Parity Lien Secured Parties to secure the obligations under the Additional Parity Notes, being Parity Lien Obligations.

(xii) Solely with respect to each Additional Priority Closing, the Priority Debt Representative shall have received certified copies of searches disclosing all financing statements (or equivalents) under or pursuant to the Personal Property Security Act and such comparable legislation in Barbados and the Democratic Republic of Congo evidencing the perfection of security interests purported to be created by the Collateral Documents in favor of the Collateral Agent for the benefit of the Priority Lien Secured Parties to secure the obligations under the Additional Priority Notes, being Priority Lien Obligations.

(xiii) Solely with respect to each Additional Priority Closing, the Priority Debt Representative shall have received copies of the executed Collateral Trust Agreement and all Collateral Documents creating a Priority Lien on the collateral secured thereby.

(xiv) Solely with respect to the Additional Parity Closing, the Parity Debt Representative shall have received copies of the executed Collateral Trust Agreement and all Collateral Documents creating a Parity Lien on the collateral secured thereby.

(xv) Solely with respect to each Additional Priority Closing, the Company shall have taken all steps under the Collateral Trust Agreement to designate the Additional Priority Notes as Priority Lien Debt and to ensure that such Priority Lien Debt is secured by a Priority Lien on a pari passu basis with all previously existing Priority Lien Debt.

(xvi) Solely with respect to each Additional Parity Closing, the Company shall have taken all steps under the Collateral Trust Agreement to designate the Additional Parity Notes as Parity Lien Debt and to ensure that such Parity Lien Debt is secured by a Parity Lien on a pari passu basis with all previously existing Parity Lien Debt.

(xvii) Neither the Company nor any of its Subsidiaries shall have received any notice (whether written or oral) from the Ministry of Mines in the DRC or any other DRC State, whether pursuant to any ongoing or proposed title review proceedings with the DRC State or otherwise, which in the opinion of such Buyer, withdraws or purports to withdraw any benefits currently held by the Company pursuant to its mining convention with the DRC State (including with regard to exemptions granted to the Company under the taxation laws, import and export laws and royalty laws under the terms of such convention).

(xviii) No Event of Default (as defined in the Initial Notes) shall have occurred.

(xix) No Material Adverse Effect shall have occurred.

(xx) Since the Initial Closing Date, there has not been any

stoppages to gold production for more than three (3) consecutive days at any of the following mines or circuits: 1) the Twangiza mine, 2) the Namoya CIL / Gravity circuit or 3) the Namoya Heap Leach circuit, except for stoppages in connection with planned maintenance or upgrades that have been publicly announced prior to such events, which production stoppages shall not exceed the number of days previously publicly announced.

(xxi) No litigation, statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of any of the transactions contemplated by this Agreement.

(xxii) Solely with respect to the Additional Parity Closing, neither the Company nor any Subsidiary shall have entered into a Gold Streaming Transaction (as defined in the Notes).

(xxiii) The Company shall have delivered to such Buyer such other documents relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

8. TERMINATION. In the event that the Initial Closing shall not have occurred with respect to a Buyer on or before five (5) Business Days from the date hereof due to the Company's or such Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date by delivering a written notice to that effect to each other party to this Agreement and without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 8 due to a breach of a representation, warranty, covenant or agreement by the Company, the Company shall remain obligated to reimburse Gramercy or its designee(s), as applicable, for the expenses described in Section 4(g) above.

9. MISCELLANEOUS.

(a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company hereby appoints CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or e-mail signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or e-mail signature.

(c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d) Severability. If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(e) Entire Agreement; Amendments. This Agreement and the other Transaction Documents supersede all other prior oral or written agreements between the Buyers, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein and therein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of at least a majority of the aggregate principal amount of Notes issued or issuable under this Agreement, which must include Gramercy as long as Gramercy holds any Notes (the "Required Holders"); provided that the provisions of Section 4(p) cannot be amended without the additional prior written approval of the Priority Debt Representative or its successor and the provisions of Section 4(q) cannot be amended without the additional prior written approval of the Parity Debt Representative or its successor. Any amendment or waiver effected in accordance with this Section 9(e) shall be binding upon each Buyer and holder of Securities and the Company. No such amendment shall be effective to the extent that it applies to less than all of the Buyers or holders of Securities. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration (other than the reimbursement of legal fees) also is offered to all of the parties to the Transaction Documents, holders of Notes or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, no Buyer has made any commitment or promise or has any other obligation to provide any financing to the Company or otherwise.

(f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) or by electronic mail (provided confirmation of receipt is generated); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses, facsimile numbers and e-mail addresses for such communications shall be:

If to the Company:

Banro Corporation 1 First Canadian Place
100 King Street West, Suite 7070
Toronto, Ontario, Canada M5X 1E3
Telephone: 416.366.2221
Facsimile: 416-366-7722
Attention: Geoffrey Farr
E-mail: GFarr@banro.com

with a copy to:

Norton Rose Fulbright Canada LLP / S.E.N.C.R.L., s.r.l.
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street, P.O. Box 84, Toronto, ON M5J 2Z4 Canada
Telephone: 416.202.6711
Facsimile: 416.216.3930
Attention: Richard Lachcik
E-mail: richard.lachcik@nortonrosefulbright.com

If to the Transfer Agent:

Equity Financial Trust Company
200 University Ave., Suite 300
Toronto, Ontario, Canada M5H 4H1
Telephone: 416.361.0930
Facsimile: 416.361.0470
Attention: Rosa Vieira
E-mail: rvieira@equityfinancialtrust.com

If to a Buyer, to its address, facsimile number and e-mail address set forth on the Schedule of Buyers, with copies to such Buyer's representatives as set forth on the Schedule of Buyers,

with a copy (for informational purposes only) to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Telephone: (212) 756-2000
Facsimile: (212) 593-5955
Attention: Eleazer N. Klein, Esq.
E-mail: eleazer.klein@srz.com

or to such other address, facsimile number and/or e-mail address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine or e-mail containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile, receipt by e-mail or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively. Notwithstanding anything to the contrary contained herein, if the Company is required to deliver a notice to a Buyer under Section 4(n) of this Agreement or under any of the Transaction Documents with respect to a Fundamental Transaction or an Offer to Repurchase (as defined in the Notes), in each case that constitutes material non-public information about the Company, in lieu of delivering such material non-public information to the Buyers, the Company shall instead deliver to each applicable Buyer a written notice (a "Pre-Notice"), which Pre-Notice shall ask such Buyer if it wants to receive any such material non-public information about the Company. For the avoidance of doubt, such Pre-Notice shall not contain any material non-public information. If any Buyer consents in writing to receive material, nonpublic information of the Company, the Company shall promptly, but no later than the date contemplated under the applicable notice provision in the Transaction Documents, deliver the applicable notice to such Buyer, and the Company shall not be required to publicly disclose such information. If a Buyer does not elect to receive such material non-public information, notwithstanding anything to the contrary in the Transaction Documents, the Company shall not be required to deliver to such Buyer the applicable notice containing material non-public information that such Buyer did not elect to receive. If a Buyer does not elect to receive material non-public information with respect to a notice relating to a Fundamental Transaction or an Offer to Repurchase, the Company shall be required to deliver such notice to such Buyer promptly after the information to be delivered in such notice shall no longer constitute material non-public information, including, as applicable, promptly after the applicable information has been publicly disclosed. For greater certainty, if the Pre-Notice related to a Subsequent Placement, the Company shall be deemed to have complied with Section 4(n) with respect to such Subsequent Placement with respect to which a Buyer did not elect to receive material non-public information. For the avoidance of doubt, the fact that a Buyer does not elect to receive material non-public information with respect of one notice does not impact the Company's obligations to deliver future notices or Pre-Notices in accordance with the Transaction Documents.

.

(g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, provided the direct or indirect successors and assigns of any Buyers are, or become, by virtue of the agreement providing for such succession or assignment, a holder of Notes or Warrants and such successors or assigns agree to be bound by the undertakings and limitations imposed on a Buyer by this Agreement (if applicable), provided further that solely in respect of Section 4(n), any such successor or assign is an Affiliate of one or more of the Buyers. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Required Holders, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants). A Buyer may assign some or all of its rights hereunder without the consent of the Company to a person that is, or becomes, by virtue of the agreement providing for such assignment, a holder of Notes or Warrants and such assignee agrees to be bound by the representations, undertakings and limitations imposed on a Buyer by this Agreement (if applicable), in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights, provided further that any rights under Section 4(n) may only be assigned to an Affiliate of one or more of the Buyers. For greater certainty, the rights provided in Section 9(k) may only be assigned to a Person that is then a holder of the Notes or the Warrants.

(h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except that (i) each Indemnitee shall have the right to enforce the obligations of the Company with respect to Section 9(k), (ii) Section 4(v) is also intended for the benefit of all holders of each other existing and future Series of Priority Lien Debt and each existing and future Priority Debt Representative, and (iii) Section 4(w) is also intended for the benefit of all holders of each other existing and future Series of Parity Lien Debt and each existing and future Parity Debt Representative.

(i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Company and the Buyers contained in Sections 2 and 3, and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive each Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

(j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k) Indemnification. (i) In consideration of each Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer and each other Investors and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees"), as incurred, from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company or any Subsidiary in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company or any Subsidiary contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company or any Subsidiary) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (iii) any disclosure made by such Buyer pursuant to Section 4(i), or (iv) the status of an Investor as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents; provided, that no Indemnitee shall be entitled to indemnification under this Section 9(k) to the extent that a court of competent jurisdiction renders a final determination that such Indemnified Liabilities were the result of the gross negligence, willful misconduct or a violation of applicable law on the part of such Indemnitee. To the extent that the foregoing undertaking by the Company or any Indemnitee may be unenforceable for any reason, the Company and the applicable Indemnitee shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

(ii) Promptly after receipt by an Indemnitee under this Section 9(k) of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Indemnitee shall, if a claim for indemnification in respect thereof is to be made against any indemnifying party under this Section 9(k), deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnitee; provided, however, that an Indemnitee shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for such Indemnitee to be paid by the indemnifying party, if, in the reasonable opinion of the Indemnitee, the representation by such counsel of the Indemnitee and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnitee and any other party represented by such counsel in such proceeding. Legal counsel referred to in the immediately preceding sentence shall be selected by the Buyers holding at least a majority of the Securities issued and issuable hereunder. The Indemnitee shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or Indemnified Liabilities by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnitee that relates to such action or Indemnified Liabilities. The indemnifying party shall keep the Indemnitee fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld conditioned or delayed, consent to entry of any judgment or enter into any settlement or other compromise which (i) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnitee of a release from all liability in respect to such Indemnified Liabilities or litigation, (ii) requires any admission of wrongdoing by such Indemnitee, or (iii) obligates or requires an Indemnitee to take, or refrain from taking, any action. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnitee under this Section 9(k), except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

(iii) The indemnification required by this Section 9(k) shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Liabilities are incurred.

(iv) The indemnity agreements contained herein shall be in addition to (x) any cause of action or similar right of the Indemnitee against the indemnifying party or others, and (y) any liabilities the indemnifying party may be subject to pursuant to the law.

(l) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(m) Remedies. Each Buyer and each other Investor shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of any Transaction Document and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyers. The Company therefore agrees that the Buyers shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security. The remedies provided in the Transaction Documents shall be cumulative and in addition to all other remedies available at law or in equity (including a decree of specific performance and/or other injunctive relief). No remedy contained herein or in any other Transaction Document shall be deemed a waiver of compliance with the provisions giving rise to such remedy. Nothing herein shall limit a Buyer's or other Investor's right to pursue actual damages for any failure by either Company to comply with the terms of this Agreement or other Transaction Documents. Amounts set forth or provided for in this Agreement and the other Transaction Documents with respect to payments and the like (and the computation thereof) shall be the amounts to be received by the Investor thereof and shall not, except as expressly provided herein or in the respective Transaction Agreements, be subject to any other obligation of the Company or its Subsidiaries (or the performance thereof)

(n) Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and the Company or any Subsidiary does not timely perform its related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

(o) Payment Set Aside. To the extent that the Company makes a payment or payments to the Buyers hereunder or pursuant to any of the other Transaction Documents or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company or a Subsidiary, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, United States or Canadian federal, state or provincial law, foreign law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

(p) Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars ("U.S. Dollars"). All amounts owing under this Agreement, all principal, interest and other amounts owing under the Notes, and all amounts owing under any other Transaction Document shall be paid in U.S. Dollars. Except as otherwise provided herein, all amounts denominated in other currencies shall be converted in the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Agreement, the U.S. Dollar exchange rate as published in The Wall Street Journal on the relevant date of calculation.

(q) Independent Nature of Buyers' Obligations and Rights. The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as, and the Company acknowledges that the Buyers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group, and the Company shall not assert any such claim with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Company acknowledges and each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled, subject to the Collateral Trust Agreement. to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.

(r) Taxes.

(i) All payments or other transfers of property or rights by the Company or any Subsidiary to the Investors in regard or in connection with this Agreement, the other Transaction Documents or any of the Securities (including the payment or the accrual of interest but excluding dividends or other distributions or payments on the Warrant Shares) shall be made free and clear of and without deduction for any present or future income, excise, stamp, documentary, property or franchise taxes and any other taxes, levies, fees, duties, withholdings or other charges of any nature whatsoever ("Taxes"), of any governmental agency or authority in Barbados, Canada, the Democratic Republic of the Congo or the United States of America, and including any stamp taxes or any other similar taxes which may be required for enforcement purposes or any stamp tax due upon issuance of the Common Shares issuable upon exercise of the Warrants. In the event that any withholding or deduction from any interest, distribution, accrual or payment to be made by the Company or any Subsidiary hereunder, the other Transaction Documents or any of the Securities (other than the Warrant Shares or as expressly provided in the Warrant) is required in respect of any Taxes pursuant to any applicable law, rule or regulation (determined, unless otherwise mutually agreed by the Company and the relevant Investors, on the assumption that the payor is not entitled to determine such withholding or deduction requirement by "looking through" any partnership or other fiscally transparent entity), then the Company or such Subsidiary, as applicable, shall promptly:

(1) pay directly or caused to be paid directly to the relevant authority the full amount required to be so withheld or deducted;

(2) forward to the applicable Investor an official receipt or other documentation satisfactory to such Investor evidencing such payment to such authority promptly after receipt of the same; and

(3) except as provided in (ii) below, pay to the applicable Investor such additional amount or amounts as is necessary to ensure that the net amount actually received by such Investor will equal the full amount such Investor would have received had no such withholding or deduction been required.

(ii) The Company and the Subsidiaries will not be required to pay any additional amounts under (i)(3) above to any Investor, or be obligated to indemnify such Investor under (iv) below, in respect of any Taxes:

(1) imposed on, or deducted or withheld from, payments in respect of the Securities to an Investor or a beneficial owner of Securities by reason of the existence of any present or former connection (including, without limitation, carrying on business or having a permanent establishment or fixed base) between such Investor or beneficial owner (or between a fiduciary, settlor, beneficiary, member, shareholder or other equity owner of, or possessor of power over, such beneficial owner, if such beneficial owner is an estate, trust, partnership, limited liability company, corporation or other entity) and the taxing jurisdiction (including, without limitation, any Taxes imposed on such Investor or beneficial owner’s net income) other than connections solely arising from such recipient having executed, delivered, become a party to, performed obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to, or enforced any Securities, or sold or assigned an interest in any Security;

(2) imposed on or measured by the Investor’s or beneficial owner’s overall net income or capital, branch taxes or franchise taxes, under the laws of which the Investor or beneficial owner is organized, centrally managed, controlled or in which it maintains a lending office;

(3) imposed on, or deducted or withheld from, payments in respect of the Securities to an Investor or beneficial owner as a result of the failure of such Investor or beneficial owner to take commercially reasonable steps to comply with any applicable certification, identification, information, documentation, or similar reporting requirements concerning the nationality, residence, entitlement to treaty benefits, identity or connection with the relevant taxing jurisdiction of such Investor or beneficial owner (except to the extent that such failure to comply arises from the Investor not being in possession of sufficient information to effect such compliance); or

(4) any combination of items (1) through (3).

(iii) The Company and each Subsidiary further agree that if any present or future taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority, including franchise taxes and taxes imposed on or measured by any Investor's net income or receipts ("Further Taxes") are directly or indirectly asserted against such Investor with respect to any payment of any additional amount described in paragraph (i)(3) and received by such Investor hereunder, such Investor may pay such Further Taxes and the Company or the applicable Subsidiary will promptly pay to such Investor such additional amounts (including all penalties, interest or expenses) that such Investor specifies as necessary to preserve the after-tax return that such Investor would have received if such Taxes or Further Taxes had not been imposed.

(iv) If the Company or any Subsidiary fails to pay any Taxes described in (i), above, when due to the appropriate taxing authority or fails to remit to the applicable Investor the required receipts or other required documentary evidence for such payment of Taxes received for such payments from the relevant taxing authority or fails to pay to the applicable Investor additional amounts as described in (i)(3), above, the Company and the Subsidiaries shall jointly and severally indemnify such Investor for any incremental Taxes, interest, penalties, unpaid additional amounts, expenses and costs that may become payable or are incurred by such Investor as a result of any such failure. In addition to the foregoing, the Company and the Subsidiaries hereby jointly and severally indemnify and hold each Investor harmless for any and all payments made by any Investor of any such Taxes and Further Taxes and for any liabilities (including penalties, interest, legal costs and expenses) incurred by any Investor or which may be imposed on any Investor in connection therewith or any delays in their payment.

(v) The obligations of the Company and the Subsidiaries under this Section 9(r) shall survive the termination of this Agreement and the other Transaction Documents and the payment of the Notes and all other amounts payable under the respective Transaction Documents.

(s) Judgment Currency. If for the purpose of obtaining or enforcing judgment against the Company or any Subsidiary in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(s) referred to as the "Judgment Currency") an amount due in United States dollars under this Agreement or any other Transaction Documents, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

(i) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or Toronto, as the case may be, or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 9(s) being hereinafter referred to as the "Judgment Conversion Date").

(iii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(s)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of United States dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(iv) Any amount due from the Company or any Subsidiary under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement or any other Transaction Document.

[Signature Page Follows]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

COMPANY:

BANRO CORPORATION

By: “Richard Brissenden”
       Name: Richard Brissenden
       Title: Chairman of the Board

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

GRAMERCY DISTRESSED OPPORTUNITY FUND II LP

By: “Robert L. Rauch”
       Name: Robert L. Rauch
       Title: Partner, Portfolio Manager

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

THE ROYAL BANK OF SCOTLAND GROUP PENSION FUND

By: “Robert L. Rauch”
       Name: Robert L. Rauch
       Title: Partner, Portfolio Manager

SCHEDULE OF BUYERS

[REDACTED]

EXHIBITS

Exhibit A	Form of Notes
Exhibit B	Form of Warrants
Exhibit C	Form of Guarantee Agreement
Exhibit D	Form of Irrevocable Transfer Agent Instructions
Exhibit E-1	Form of Opinion of Company Canadian Counsel
Exhibit E-2	Form of Opinion of Company United States Counsel
Exhibit E-3	Form of Opinion of Company DRC Counsel
Exhibit E-4	Form of Opinion of Company Barbados Counsel
Exhibit F	Form of Secretary's Certificate
Exhibit G	Form of Officer's Certificate
Exhibit H	Form of Priority Joinder
Exhibit I	Form of Parity Joinder
Exhibit J	Form of Lock-Up Agreement

SCHEDULE 1

COLLATERAL DOCUMENTS

DRC Security - see Schedule 1.1

Barbados Security - see Schedule 1.2

Ontario Security - see Schedule 1.3

SCHEDULE 1.1

DRC COLLATERAL DOCUMENTS

I.	Agency Agreement*

1.	Contrat de representation among Equity Financial Trust Company (“Equity”), Rawbank S.A.R.L. (“Rawbank”) and Banro Corporation ("Banro")

Description: Agency agreement dated April 24, 2012 pursuant to which Equity appointed Rawbank as its agent in the DRC.

II.	Business Pledge Agreement (and related registration)*

2.	Acte de gage du Fonds de Commerce between Banro Congo Mining SARL (“BCM”) and Equity

3.	Acte de gage du Fonds de Commerce between Kamituga Mining SARL (“KM”) and Equity

4.	Acte de gage du Fonds de Commerce between Lugushawa Mining SARL (“LM”) and Equity

5.	Acte de gage du Fonds de Commerce between Namoya Mining SARL (“NM”) and Equity

6.	Acte de gage du Fonds de Commerce between Twangiza Mining SARL (“TM”) and Equity

Description: Pledge agreements dated April 24, 2012 pursuant to which BCM, KM, LM, NM and TM pledge all of their business and assets to secure the indenture obligations (“Indenture Obligations”), as defined in the note indenture dated March 2, 2012 among Banro, Equity and the guarantors named therein (the "Note Indenture").

III.	Share Pledge Agreement*

7.	Contrat de nantissement de titres among Equity, Banro Corporation and BCM

8.	Contrat de nantissement de titres among Equity, Banro Corporation and KM

9.	Contrat de nantissement de titres among Equity, Banro Corporation and LM

10.	Contrat de nantissement de titres among Equity, Banro Corporation and NM

11.	Contrat de nantissement de titres among Equity, Banro Corporation and TM

Description: Share Pledge agreements dated April 28, 2012 pursuant to which Banro pledges its shares in BCM, KM, LM, NM, and TM to secure the payment of the Indenture Obligations, as assumed BC, Kamituga, Lugushwa, Namoya and Twangiza (as defined below) by pursuant to the assumption agreements dated June 20, 2013.

IV.	Pledge over Marketable Products*

12.	Contrat de gage des produits marchands among BCM, Equity, Banro Corporation and Rawbank

13.	Contrat de gage des produits marchands among KM, Equity, Banro Corporation and Rawbank

14.	Contrat de gage des produits marchands among LM, Equity, Banro Corporation and Rawbank

15.	Contrat de gage des produits marchands among NM, Equity, Banro Corporation and Rawbank

16.	Contrat de gage des produits marchands among TM, Equity, Banro Corporation and Rawbank

Description: Pledge Agreements dated April 28, 2012 pursuant to which BCM, KM, LM, NM, and TM pledge their marketable products to secure the Indenture Obligations.

V.	Bank Account Pledge - Banque Commerciale du Congo SARL (“BCDC”)*

17.	Contrat de nantissement sur le solde crediteur des comptes bancaires between BCDC and BCM

18.	Contrat de nantissement sur le solde crediteur des comptes bancaires between BCDC and KM

19.	Contrat de nantissement sur le solde crediteur des comptes bancaires between BCDC and LM

20.	Contrat de nantissement sur le solde crediteur des comptes bancaires between BCDC and NM

21.	Contrat de nantissement sur le solde crediteur des comptes bancaires between BCDC and TM

Description: Agreements dated April 28, 2012 pursuant to which BCM, KM, LM, NM and TM pledge sums credited, sums that may be credited and interest accruing in the bank accounts held at the Banque Commerciale du Congo to secure the Indenture Obligations.

VI.	Bank Account Pledge - Rawbank*

22.	Contrat de nantissement sur le solde crediteur des comptes bancaires between Rawbank and BCM

23.	Contrat de nantissement sur le solde crediteur des comptes bancaires between Rawbank and NM

24.	Contrat de nantissement sur le solde crediteur des comptes bancaires between Rawbank and TM

Description: Agreements dated April 28, 2012 pursuant to which BCM, KM, LM, NM and TM pledge sums credited, sums that may be credited, and interest accruing in the bank accounts held at the Banque Commerciale du Congo to secure the Indenture Obligations.

* As amended by Amending Agreements dated January 21, 2013 pursuant to which the parties to each agreement agreed that the Indenture Obligations would be replaced by Priority Lien Obligations and the Parity Lien Obligations, each as defined in the Note Indenture.

SCHEDULE 1.2

BARBADOS COLLATERAL DOCUMENTS

BANRO CORPORATION (“Banro”)

1.	Banro equitable charge re: shares of Group

Description: Agreement dated April 23, 2013 pursuant to which Equity receives a charge over shares held by Banro in Banro Group (Barbados) Limited ("Group").

2.	Statement of Charge re: Banro equitable charge re: shares of Group

Description: Statement of charge, dated April 23, 2013, pursuant to the above agreement. The maximum sum deemed to be secured by the Charge is US$225,000,000.

BANRO GROUP (BARBADOS) LIMITED (“Group”)

3.	Group debenture

Description: Debenture dated April 23, 2013 made by way of deed by Group in favour of Equity comprising fixed charges, assignments and a floating charge.

4.	Statement of Charge re: Group debenture

Description: Executed statement of charge, dated April 23, 2013, pursuant to the above debenture which provides a short summary of its particulars. The maximum sum deemed to be secured by the Charge is US$225,000,000.

5.	Group equitable charge re: shares of Group subsidiaries

Description: An agreement dated April 23, 2013, pursuant to which Equity receives a charge over shares held by Group in BC, Kamituga, Lugushwa, Namoya and Twangiza (as defined below).

6.	Statement of Charge re: Group equitable charge re: shares of Group subsidiaries

Description: Statement of charge, dated April 23, 2013, pursuant to the above agreement. The maximum sum deemed to be secured by the Charge is US$225,000,000.

BANRO CONGO (BARBADOS) LIMITED (“BC”)

7.	BC debenture

Description: Debenture dated April 23, 2013, made by way of deed by BC in favour of Equity comprising fixed charges, assignments and a floating charge.

8.	Statement of Charge re BC debenture

Description: Statement of charge, dated April 23, 2013, pursuant to the above agreement which provides a short summary of its particulars. The maximum sum deemed to be secured by the Charge is US$225,000,000.

KAMITUGA (BARBADOS) LIMITED (“KAMITUGA”)

9.	Kamituga debenture

Description: Debenture dated April 23, 2013, made by way of deed by Kamituga in favour of Equity comprising fixed charges, assignments and a floating charge.

10.	Statement of Charge re Kamituga debenture

Description: Statement of charge, dated April 23, 2013, pursuant to the above agreement which provides a short summary of its particulars. The maximum sum deemed to be secured by the Charge is US$225,000,000.

LUGUSHWA (BARBADOS) LIMITED (“LUGUSHWA”)

11.	Lugushwa debenture

Description: Debenture dated April 23, 2013, made by way of deed by Lugushwa in favour of Equity comprising fixed charges, assignments and a floating charge.

12.	Statement of Charge re Lugushwa debenture

Description: Statement of charge, dated April 23, 2013, pursuant to the above agreement which provides a short summary of its particulars. The maximum sum deemed to be secured by the Charge is US$225,000,000.

NAMOYA (BARBADOS) LIMITED (“NAMOYA”)

13.	Namoya debenture

Description: Debenture dated April 23, 2013, made by way of deed by Namoya in favour of Equity comprising fixed charges, assignments and a floating charge.

14.	Statement of Charge re Namoya debenture

Description: Statement of charge, dated April 23, 2013, pursuant to the above agreement which provides a short summary of its particulars. The maximum sum deemed to be secured by the Charge is US$225,000,000.

TWANGIZA (BARBADOS) LIMITED (“TWANGIZA ”)

15.	Twangiza debenture

Description: Debenture dated April 23, 2013, made by way of deed by Twangiza in favour of Equity comprising fixed charges, assignments and a floating charge.

16.	Statement of Charge re Statement of Charge and Twangiza debenture

Description: Statement of charge, dated April 23, 2013, pursuant to the above agreement which provides a short summary of its particulars. The maximum sum deemed to be secured by the Charge is US$225,000,000.

SCHEDULE 1.3

ONTARIO COLLATERAL DOCUMENTS

1.	Collateral Trust Agreement

Description: [filed on SEDAR]

2.	Amended and Restated Security Agreement (21 January 2013)

Description: Agreement pursuant to which Banro grants security interest in all of its present and after-acquired real and personal property to Equity. This agreement amends and restates a general security agreement between the same parties dated March 2, 2012

3.	Securities Account Control Agreement

Description: Agreement dated April 5, 2012, pursuant to which Equity acquires ‘control’ (as defined in Securities Transfer Act, 2006 (Ontario)) over securities entitlements and accounts of Banro with RBC Dominion Securities.

Schedule “A”

"Material Properties" means the material mineral properties of the Parent and Subsidiaries, such material mineral properties being the Twangiza, Lugushwa, Namoya and Kamituga projects, each in the Democratic Republic of the Congo and each a "Material Property".

Name of Company	Exploitation Certificate Number	Exploitation Permit Number	Mineral Substances	Number of Squares	Date of grant	Expiry Date
KAMITUGA	CAMI/CE/1011/2004	36	Gold	115	Dec 17,1998	Sept 18, 2016
MINING SARL	CAMI/CE/924/2004	37	"	356	"	"
	CAMI/CE/926/2004	39	"	286	"	"
LUGUSHWA	CAMI/CE/925/2004	38	"	369	Dec 17,1998
						"
MINING SARL	CAMI/CE/933/2004	238	"	42	Nov 7,1994
						Nov 7, 2022
	CAMI/CE/922/2004	2601	"	344	Dec 17, 1998	Sept 18, 2016
NAMOYA	CAMI/CE/923/2004	18	"	203	Nov 4, 1998	July 4, 2016
MINING SARL
TWANGIZA	CAMI/CE/927/2004	40	"	241	Dec 17, 1998	Sept 18, 2016
MINING SARL	CAMI/CE/928/2004	41	"	171	"	"
	CAMI/CE/929/2004	42	"	284	"	"
	CAMI/CE/930/2004	43	"	251	Dec 17, 1998	"
	CAMI/CE/931/2004	44	"	271	Dec 17, 1998	"
	CAMI/CE/932/2004	68	"	140	April 3,1999	January 3, 2017
BANRO	Exploration	Exploration
CONGO	Certificate Numbers	Permit
MINING SARL		Number
	CAMI/CR/2883/2007	1548	Gold	195	05/2/2007	04/2/2012
	CAMI/CR/2884/2007	1551	“	39	“	“
	CAMI/CR/2885/2007	1552	”	121	”	”
	CAMI/CR/2886/2007	1557	”	241	“	“
	CAMI/CR/2887/2007	1570	“	65	”	”
	CAMI/CR/2888/2007	1571	”	44	“	“
	CAMI/CR/2889/2007	1572	“	213	”	”
	CAMI/CR/2890/2007	1573	”	341	“	“
	CAMI/CR/2891/2007	1574	“	142	”	”
	CAMI/CR/2892/2007	1575	”	370	“	“
	CAMI/CR/2893/2007	1576	“	247	”	”

Name of Company	Exploitation Certificate Number	Exploitation Permit Number	Mineral Substances	Number of Squares	Date of grant	Expiry Date
	CAMI/CR/2894/2007	1577	”	221	“	“
	CAMI/CR/2907/2007	3874	Au,Sn,Cu,	471	03/2/2007	02/2/2012
	CANI/CR/2908/2007	3883	plat.,silver,	395	“	“
			Wolframite,
			Co,
			“

Schedule 3(a)

Banro Group (Barbados) Limited
Twangiza (Barbados) Limited
Namoya (Barbados) Limited
Banro Congo (Barbados) Limited
Lugushwa (Barbados) Limited
Kamituga (Barbados) Limited
Kamituga Mining SARL
Banro Congo Mining SARL
Lugushwa Mining SARL (DRC)
Namoya Mining SARL (DRC)
Twangiza Mining SARL (DRC)
Banro Hydro SPRL
Banro American Resources Inc.

Schedule 3(k)

None.

Schedule 3(l)

The Company’s press releases dated March 19, 2014 and June 19, 2014, as filed on SEDAR, stated that the Company would pay a dividend to holders of record of Series A Preference Shares of Banro and Preferred Shares of Banro Group (Barbados) Limited.

As well, Twangiza (Barbados) Limited and Namoya (Barbados) Limited paid dividends on their respective outstanding preferred shares on May 31, 2014.

Schedule 3(n)

None.

Schedule 3(q)

The following documents, as filed on the Company’s SEDAR profile, detail transactions between the Company and affiliated parties: (i) Management Information Circular dated May 30, 2014, at pages 36-37; (ii) Management Discussion and Analysis for the six-month period ended June 30, 2014, at page 15; (iii) Management Discussion and Analysis for year ended December 31, 2013, at pages 23 to 24; and (iv) Management Discussion and Analysis for the period ended September 30, 2012, at page 17.

Schedule 3(r)

The Company has outstanding warrants, notes and preference shares, and each of Banro Group (Barbados) Limited, Twangiza (Barbados) Limited and Namoya (Barbados) Limited has outstanding preferred shares, each being fully described in the Company’s Annual Information Form dated March 31, 2014, Item 5.1 to Item 5.5, as filed on the Company’s SEDAR profile.

The issuance of the Warrants triggers the anti-dilution clause pursuant to the securities purchase agreement among the Company, Namoya (Barbados) Limited, Twangiza (Barbados) Limited and the buyers listed in the schedule of buyers attached thereto dated February 28, 2014 (the “February SPA”) such that the Exchange Price (as defined in the February SPA) and the number of Common Shares issuable upon exchange of the Preferred Shares (as defined in the February SPA) are adjusted in accordance with the terms of the February SPA.

Schedule 3(s)

The Company’s Consolidated Financial Statements for the year ended December 31, 2013, pages 7, 31, 32 and 39, Interim Financial Statements for the period ended June 30, 2014, pages 3, 15, 16 and, Management Discussion and Analysis for the period ended June 30, 2014, pages 6 and 14, as filed on the Company’s SEDAR profile, disclose the details of the Company’s indebtedness.

Subsequent to June 30, 2014, the Company made payments on its bank loans and gold loan of US$3,692,677 and 1,558 ounces, respectively.

Schedule 3(x)

None.

Schedule 4(d)

Repayment of DRC bank debt – US$12,771,260
Funding short term capital program at Namoya – US$2,000,000 (approximately)
Payment of interest on currently outstanding notes – US$8,750,000
Working capital/reduce accounts payable – US$3,822,740
Gramercy legal expenses – US$356,000 (approximately)
Total: US$27,700,000

Schedule 7(a)(xxii)

Derrick Weyrauch
John Clarke
Peter Cowley
R.W. Brissenden
M.J. Colson
Arnold Kondrat
Geoffrey G. Farr
Donald Madilo
Dan Bansah
Jacobus Petrus Nel
Naomi Nemeth
Desire Sangara